      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1996
                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                FRIEDMAN'S INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                            5944                           58-2058362
   (State or other jurisdiction      (Primary Standard Industrial    (I.R.S. Employer Identification
of incorporation or organization)    Classification Code Number)                 Number)

                              4 WEST STATE STREET
                            SAVANNAH, GEORGIA 31401
                                 (912) 233-9333
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                BRADLEY J. STINN
         CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER
                                FRIEDMAN'S INC.
                              4 WEST STATE STREET
                            SAVANNAH, GEORGIA 31401
                                 (912) 233-9333
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

                 M. HILL JEFFRIES                                    JEFFREY M. STEIN
                 MARK F. MCELREATH                                    KING & SPALDING
                   ALSTON & BIRD                                   191 PEACHTREE STREET
                ONE ATLANTIC CENTER                               ATLANTA, GEORGIA 30303
            1201 WEST PEACHTREE STREET                                (404) 572-4600
              ATLANTA, GEORGIA 30309
                  (404) 881-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / ______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: /X/

                        CALCULATION OF REGISTRATION FEE

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- ----------------------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM
         TITLE OF SHARES              AMOUNT TO         AGGREGATE         AGGREGATE         AMOUNT OF
         TO BE REGISTERED          BE REGISTERED(1) PRICE PER UNIT(2) OFFERING PRICE(2)  REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par
  value per share.................     2,530,000          $25.75         $65,147,500         $22,465
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

(1) Includes 330,000 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of determining the registration fee based upon the average of the high and low prices of the Class A Common Stock reported on the Nasdaq Stock Market's National Market on May 9, 1996.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
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- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 14, 1996

                                2,200,000 SHARES

                              [FRIEDMAN'S LOGO]

                              CLASS A COMMON STOCK

     Of the 2,200,000 shares of Class A Common Stock ("Class A Common Stock") offered hereby (the "Offering"), 2,000,000 shares are being sold by the Company and 200,000 are being sold by a certain selling stockholder of the Company. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the selling stockholder.

     The Company's Common Stock ("Common Stock") consists of Class A Common Stock and Class B Common Stock ("Class B Common Stock"). The holders of Class A Common Stock, voting as a class, have the right to elect that minimum number of directors constituting 25% of the Company's Board of Directors. Other than such right to elect directors, unless all of the shares of Class B Common Stock are converted into shares of Class A Common Stock and except as required by the laws of the State of Delaware, holders of the Class A Common Stock currently have no voting rights. Subject to the foregoing limitations on voting rights and certain other exceptions, the rights and privileges of each class of Common Stock are substantially identical. For a discussion of the control of the Class B Common Stock and the effects thereof, see "Risk Factors -- Control of Company; Relationship to Underwriter."

     The Class A Common Stock is traded on the Nasdaq National Market under the symbol "FRDM." On May 9, 1996, the closing sale price for the Class A Common Stock was $25.50 per share. See "Price Range of Class A Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                                                             Proceeds to
                                           Price to       Underwriting      Proceeds to        Selling
                                            Public         Discount(1)      Company(2)     Stockholder(2)
- -----------------------------------------------------------------------------------------------------------
Per Share..............................         $               $                $                $
Total(3)...............................         $               $                $                $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting estimated offering expenses of $750,000 payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 330,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
     the Price to Public will total $       , the Underwriting Discount will
     total $       and the Proceeds to Company will total $       . See
     "Underwriting."

     The shares of Class A Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made against
payment therefor at the office of Montgomery Securities on or about May   ,
1996.

                            ------------------------

MONTGOMERY SECURITIES

               GOLDMAN, SACHS & CO.

                              MORGAN KEEGAN & COMPANY, INC.

                                          MORGAN SCHIFF & CO., INC.

                                 May   , 1996.

                                    [MAP]


     A map indicating the store locations for the Company as of May 14, 1996. The map includes the following states and the number of stores in each state:
Alabama (14 stores); Arkansas (7 stores); Florida (20 stores); Georgia (57 stores); Indiana (1 store); Kentucky (11 stores); Louisiana (19 stores); Mississippi (21 stores); Missouri (1 store); North Carolina (47 stores); Ohio (5 stores); South Carolina (31 stores); Tennessee (17 stores); Texas (6 stores); and, Virginia (8 stores). This map appears in the paper format version of the document and not in this electronic filing.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all references to the Company or Friedman's also include the Company's predecessors and all statements made in this Prospectus assume no exercise of the Underwriters' over-allotment option. See "Underwriting." "Fiscal 1991," "fiscal 1992," "fiscal 1993," "fiscal 1994," and "fiscal 1995" refer to fiscal years ended on September 30th of each year. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Friedman's Inc. ("Friedman's" or the "Company") is a rapidly growing specialty retailer of fine jewelry currently operating 265 stores in 15 states located primarily in the southern United States. Management believes that the Friedman's business model and target customer differentiate the Company from its competitors, and that, based on its experience the Company's stores have historically produced higher store level financial returns than those of traditional mall-based jewelry retailers. The Company positions itself as "The Value Leader(R)" by offering competitive prices, a broad merchandise selection, a high level of customer service and a disciplined credit program that appeal to its target customer of low to middle income consumers aged 18 to 45 years old. The Company's real estate expansion strategy focuses primarily on opening new stores in power strip centers in small cities and towns which management believes present the Company with substantial growth opportunities. Friedman's seeks to be the leading specialty retailer of fine jewelry in its target markets and believes it has developed a distinctive franchise based on, among other things, its value orientation, loyal customer base and strong name recognition, having served the southeast since 1925.

     The Company strengthened its management team and made significant investments in infrastructure in 1992 and since then has achieved rapid and profitable growth. Friedman's store base has grown at a compound annual rate of 57.5% over the last three fiscal years, establishing the Company as the third largest and fastest growing specialty retailer of fine jewelry in the United States based upon the number of stores in operation. Over the same period, the Company's sales grew at a compound annual rate of 47.9% and net income has increased to $10.4 million in fiscal 1995 from a loss in fiscal 1992. In the six months ended March 31, 1996, the Company added 39 net new stores and increased total revenues and net income by 46.9% and 52.7%, respectively, over the prior year period. The Company plans to continue to increase market share and improve overall performance by continuing to expand its store base as well as increasing sales and profitability as existing stores mature. The Company plans to open between 60 to 80 stores during calendar 1996 to have 290 to 310 stores in operation by the 1996 Christmas season.

                        THE FRIEDMAN'S RETAILING FORMULA

     Friedman's believes it is uniquely positioned in the market serving the low to middle income consumer aged 18 to 45 years old. In order to serve this target market most effectively and profitably, Friedman's executes the following business strategies:

          - "THE VALUE LEADER(R)." The Company is committed to offering its customers value through a combination of competitive prices, a broad selection of quality merchandise targeted to its customer base, a high level of customer service and a convenient credit program for qualified purchasers. Through these programs Friedman's seeks to develop long-term customer relationships and believes this has resulted in a significant percentage of repeat customers.

          - SMALL TOWN/POWER STRIP STRATEGY. Friedman's real estate strategy focuses on opening new stores in power strip locations in small cities and towns. These centers are typically anchored by a major discounter, such as Wal-Mart, whose target customers management believes are similar to those of Friedman's. The Company believes this strategy provides it with certain competitive advantages including numerous expansion opportunities, comparatively low operating expenses, an attractive return on capital and more limited competition than is faced by many of the national jewelry retailers. Through the pursuit of this strategy, Friedman's has become the largest operator of jewelry stores in power strip centers.

          - LOW COST OPERATOR. In order to provide its customers with value while maximizing return on investment, the Company is focused on maintaining an efficient, low cost operating structure. Key elements of this focus include the Company's lean corporate overhead, comparatively low rent structures, strict store-level expense controls and an emphasis on performance-based compensation. The Company also expects to continue to leverage advertising and supervisory costs through the addition of new stores in existing markets.

          - STORE PARTNER PHILOSOPHY. Each of the Company's stores is operated under the direction of a Store Partner, a title that reflects the Company's philosophy that each store should be operated to the greatest extent possible as an independent business. Friedman's maintains strict operating disciplines to manage its business on a daily basis. Clear financial standards and guidelines relating to credit management, cost control and store performance are strictly enforced and monitored to maximize financial returns. These disciplines permeate the Friedman's culture and result in individual accountability for areas of responsibility, conservative management of credit risk, low expense ratios and consistent store profitability.

                                GROWTH STRATEGY

     The Company's small town and power strip-based expansion strategy offers substantial growth opportunities in a fragmented segment of the fine jewelry industry which is primarily characterized by local independent operators. The Company believes this market is underserved and plans to continue its rapid store expansion by opening 60 to 80 stores in calendar 1996 in both existing and new markets, focusing primarily on power strip centers with selective expansion into regional malls.

     Based on the Company's historical experience, new stores yield attractive returns on invested assets and demonstrate improving sales and profitability as they mature. Having opened more than 200 stores since October 1, 1992, Friedman's has developed the capability to expand rapidly and has proven the attractive unit economics of its store growth strategy. The Company believes that these economic characteristics and the significant number of potentially suitable new store sites should facilitate rapid store expansion in the future.

                                  THE OFFERING

Common Stock offered:
  by the Company.............................  2,000,000 shares of Class A Common Stock by the Selling Stockholder.................  200,000 shares of Class A Common Stock
Common Stock to be outstanding after the
  Offering(1)................................  12,297,550 shares of Class A Common Stock
                                               1,773,582 shares of Class B Common Stock
Use of proceeds..............................  To reduce indebtedness, finance new store openings and for general corporate purposes
                                               including working capital. See "Use of
                                               Proceeds."
Limited voting rights........................  Holders of Class A Common Stock, voting as a class, are entitled to elect that minimum
                                               number of directors constituting 25% of the
                                               Company's Board of Directors (currently two
                                               of six directors). Other than such right to
                                               elect directors, unless all of the shares of
                                               Class B Common Stock are converted into
                                               shares of Class A Common Stock and except as
                                               required by the laws of the State of
                                               Delaware, holders of Class A Common Stock
                                               have no voting rights. See "Description of
                                               Capital Stock."
Nasdaq National Market symbol................  FRDM

- ---------------
(1) The number of shares of Class A Common Stock outstanding excludes shares issuable upon exercise of outstanding options to purchase 672,680 shares of Class A Common Stock at a weighted average exercise price of $13.60 and shares issuable upon the conversion of 1,773,582 shares of Class B Common Stock.

                      SUMMARY FINANCIAL AND OPERATING DATA
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                   SIX MONTHS ENDED
                                                     FISCAL YEAR ENDED SEPTEMBER 30,                   MARCH 31,
                                           ----------------------------------------------------   -------------------
                                             1991       1992     1993(1)      1994       1995       1995       1996
                                           --------   --------   --------   --------   --------   --------   --------
                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net merchandise sales..................... $ 36,584   $ 37,817   $ 47,396   $ 75,534   $122,350   $ 67,557   $ 98,543
Finance charges and other.................    2,040      2,284      5,747      9,765     15,249      7,235     11,362
                                           --------   --------   --------   --------   --------   --------   --------
Total revenue.............................   38,624     40,101     53,143     85,299    137,599     74,792    109,905
Net income (loss)(2)......................   (3,028)   (16,656)     2,043      5,855     10,427      7,690     11,743
Earnings (loss) per share(3)..............       --   $  (2.97)  $   0.23   $   0.63   $   0.97   $   0.80   $   0.96
Weighted average common shares
  outstanding.............................       --      5,607      5,607      9,292     10,722      9,614     12,273

OTHER OPERATING DATA:
Number of stores (end of periods).........       51         55         85        141        215        172        254
Percentage increase in number of stores
  (end of periods)(4).....................      6.3%       7.8%      54.5%      65.9%      52.5%      59.3%      47.7%
Percentage increase (decrease) in
  comparable store sales(5)...............     (1.1)%     (1.9)%     10.0%       8.2%      13.3%      13.8%       5.9%

                                                                                           MARCH 31, 1996
                                                                                       -----------------------
                                                                                                       AS
                                                                                       ACTUAL      ADJUSTED(6)
                                                                                       -------     -----------
                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
Accounts receivable, net.............................................................  $62,247      $  62,247
Inventories..........................................................................   57,893         57,893
Working capital......................................................................   94,436        110,575
Total assets.........................................................................  147,602        163,741
Long-term debt.......................................................................   29,476              0
Stockholders' equity.................................................................   86,936        132,551

- ---------------
(1) In May 1990, certain assets currently held by the Company were purchased from Friedman's Jewelers, Inc. and its affiliates ("FJI") by MS Jewelers Limited Partnership (the "Acquisition"). The Company was incorporated in July 1993 and substantially all of the assets and liabilities of MS Jewelers Limited Partnership (the "Partnership") were transferred to the Company in October 1993 in exchange for 5,606,700 shares of the Class B Common Stock of the Company.
(2) Includes special charges in fiscal 1992 of $12,477,000 which reflect the write-off of certain intangible assets ($11,598,000) and the cost of terminating two employment contracts ($879,000) in the fourth quarter of fiscal 1992.
(3) Earnings (loss) per share for fiscal 1992 and fiscal 1993 is computed on a pro forma basis based on the weighted average number of shares of Common Stock outstanding assuming substantially all of the assets and liabilities of the Partnership had been exchanged for 5,606,700 shares of Class B Common Stock on October 1, 1991. Additionally, pro forma income taxes of $776,000 are subtracted from net income (loss) for fiscal 1993 in order to calculate earnings (loss) per share for fiscal 1993.
(4) Percentages for March 31, 1995 and 1996 are based on the number of stores opened in the 12 month periods ended March 31, 1995 and 1996, respectively.
(5) A new store becomes a comparable store in the first full month following the anniversary of the opening of such store.
(6) Adjusted to give effect to the application of the net proceeds of the Offering, estimated to be approximately $47.4 million. The prepayment of the senior subordinated indebtedness will result in the payment of an amount equal to the present value of future interest payments to maturity discounted at a defined rate ("Make Whole Amount") of approximately $1.8 million net of income tax. The Make Whole Amount will be recorded by the Company in the fiscal quarter ending June 30, 1996 as an extraordinary item. See "Use of Proceeds."

                                  RISK FACTORS

     In evaluating the Offering, prospective investors should consider carefully all of the information contained in this Prospectus and, in particular, the following factors relating to the Company and the Class A Common Stock.

EXPANSION PROGRAM

     The success of the Company's growth strategy will depend on its ability to expand its operations through the opening of new stores in existing and new markets and to operate these stores on a profitable basis. The Company plans to open 60 to 80 stores in calendar 1996 and intends thereafter to continue to expand its store base rapidly. Accomplishing the Company's expansion goals will depend on a number of factors, including general economic conditions and the Company's ability to identify and secure suitable locations on acceptable terms, open new stores in a timely manner, hire and train additional store personnel and integrate new stores into its operations. The Company anticipates that there will be significant competition among specialty retailers for desirable store sites. Accordingly, there can be no assurance that the Company will be able to open and operate new stores on a timely and profitable basis. If the Company expands more rapidly than its current plans anticipate or if the Company fails to generate sufficient cash flow, the Company may require additional capital (in addition to the net proceeds of the Offering) in order to finance such expansion. The Company is also likely to require additional capital to finance its expansion after 1997. Furthermore, the Company will need to continually evaluate the adequacy of its management information and distribution systems to manage its planned expansion. There can be no assurance that the Company will anticipate all of the changing demands that its expanding operations will impose on such systems and the failure to adapt its systems and procedures could have a material adverse effect on the Company's business. In addition, as the Company enters new markets or expands its presence in certain markets, the Company may experience initial uncertainty in its credit portfolio as the Company evaluates the credit characteristics of the new customer base. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The retail jewelry business is highly competitive. The Company competes with national and regional jewelry chains, department stores, local independently owned jewelry stores and chains, catalog showrooms, discounters, direct mail suppliers and televised home shopping networks, credit card companies and other providers of consumer credit. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. The Company also believes that it competes for consumers' discretionary spending dollars with retailers that offer merchandise other than fine jewelry. The foregoing competitive conditions may adversely affect the Company's revenues, profitability and ability to expand. See
"Business -- Competition."

SENSITIVITY TO GENERAL ECONOMIC CONDITIONS

     Jewelry purchases are discretionary for customers. As a result, sales of merchandise such as that offered by the Company are likely to be particularly affected by adverse trends in the general economy. Sales of jewelry products may also be affected adversely by negative developments in local economic conditions such as plant closings, industry slowdown and government employment cutbacks.

     In addition, because a majority of the Company's sales are made on credit, any downturn in general economic conditions or increases in interest rates may have a material adverse effect on the Company's revenues and profitability. Furthermore, the Company expects that any downturn in general or local economic conditions in the markets in which it operates would adversely affect its collection of outstanding credit accounts receivable. The Company maintains an allowance for uncollectible accounts based on historical experience. At September 30, 1995, the Company's allowance for uncollectible accounts was 10.0% of accounts receivable, and net charge-offs as a percentage of credit revenues increased to 8.8% for fiscal 1995 from 6.7% for fiscal 1994. See "Selected Financial and Operating Data" and "Business -- Credit Operations."

SEASONALITY

     The Company's business is highly seasonal. Historically, the Company's first fiscal quarter (ending December 31) has accounted for significant percentages of the Company's annual net sales and net income. Any substantial decrease in first fiscal quarter sales could have a material adverse effect on the Company's profitability for the entirety of such fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

DEPENDENCE ON KEY PERSONNEL

     The Company is substantially dependent on the continued services of its executive officers, including Bradley J. Stinn, Chairman of the Board of Directors and Chief Executive Officer, and Robert S. Morris, President and Chief Operating Officer. Mr. Stinn is also Chairman of the Board of Directors and Chief Executive Officer of Crescent Jewelers Inc. ("Crescent Jewelers"), a retail jewelry chain which is an affiliate of the Company. Should Mr. Stinn, Mr. Morris or any of the Company's other executive officers not continue as an officer of the Company, the Company's prospects might be adversely affected. The Company does not have and is not contemplating obtaining key-man life insurance for any executive officer of the Company. See "Management."

INCENTIVE COMPENSATION PROGRAM

     In October 1994, when the price of the Class A Common Stock was approximately $16.38 per share, Mr. Stinn and Sterling B. Brinkley, Chairman of the Executive Committee of the Board of Directors, were each advanced $1.5 million, the repayment of which will be forgiven upon the attainment of specific targets for the price of the Company's Class A Common Stock. Upon forgiveness of principal and interest, the Company will incur compensation expense as of the date of the respective forgiveness. The first stock price target ($22.50 per share) was attained in July 1995 and compensation expense totaling $900,000, which represents forgiveness of principal and related income tax costs, was charged to operations during that period. The second stock price target ($25.00 per share) was attained in April 1996 and compensation expense totaling $900,000 will be charged to operations in the quarter ending June 30, 1996. If additional stock price targets are achieved, the Company will incur up to an additional $4.2 million of compensation expense as a result of the forgiveness of these advances. The incurrence of such amounts of compensation expense will negatively impact the earnings per share of the Class A Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN COMPARABLE STORE SALES RESULTS

     A variety of factors affect the Company's comparable store sales results including, among others, economic conditions, the retail sales environment and the Company's ability to execute its business strategy efficiently. The Company experienced a 13.3% increase in comparable store sales in fiscal 1995 and a 5.9% increase for the first six months of fiscal 1996. The Company expects comparable store sales increases to be lower in the future and there can be no assurance that the Company will continue to achieve comparable store sales gains in any period. Variations in the Company's comparable store sales results could cause the price of the Class A Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TRADENAME

     The Company has been doing business under the "Friedman's Jewelers" tradename for approximately 70 years. Another jewelry retailer, A.A. Friedman's Co., Inc. ("AAFCO"), also conducts business under the tradename "Friedman's Jewelers." AAFCO has approximately 118 stores in several of the states in which the Company operates. While there was in the past a familial connection between the Company and AAFCO, the two jewelry retailers are no longer affiliated in any manner. On October 19, 1994, AAFCO filed a lawsuit against the Company alleging that the Company's use of the service mark "Friedman's Jewelers" in certain geographic areas constitutes service mark infringement, unfair competition, and false advertising. The Company is vigorously defending the litigation. The Company's position in the litigation is that, as between the two parties, the Company has superior rights to the use of the Friedman's Jewelers mark and tradename. Management believes that the litigation is not reasonably likely to have a material adverse effect on the Company's financial condition or results of operations; however, there can be no assurance that the Company will be successful in its defense, or that this litigation will not have a material adverse effect on Friedman's financial condition or results of operations. At March 31, 1996, the Company had an allowance of approximately $2.0 million for legal expenses associated with this litigation. See "Business -- Legal Proceedings."

MERCHANDISE SUPPLY

     The Company does not manufacture its own merchandise. The jewelry industry generally is affected by fluctuations in the prices of gold and diamonds and, to a lesser extent, other precious and semi-precious metals and stones. The Company does not maintain long-term inventories or otherwise hedge against fluctuations in the cost of diamonds or gold. A significant increase in prices or decrease in the availability of gold or diamonds could have a material adverse effect on the Company's business. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Central Selling Organization (the "CSO"), a marketing arm of DeBeers Consolidated Mines Ltd. of South Africa. The CSO has traditionally controlled the marketing of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters from its London office in quantities and at prices determined in its sole discretion. The availability of diamonds to the CSO and the Company's suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, the Russian republics and Australia, and on the continuation of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources could be developed, any sustained interruption in the supply of diamonds from the producing countries could adversely affect the Company and the retail jewelry industry as a whole. See "Business -- Purchasing."

CONTROL OF COMPANY; RELATIONSHIP TO UNDERWRITER

     Mr. Phillip E. Cohen owns 100% of the issued and outstanding stock of MS Jewelers Corporation ("MS Jewelers"), a Delaware corporation, which is the sole general partner of MS Jewelers Limited Partnership (the "Partnership"). The Partnership owns 100% of the Class B Common Stock of the Company. Through MS Jewelers, Mr. Cohen alone controls virtually all of the decisions made with respect to the Partnership, including the disposition and voting of the Class B Common Stock held by the Partnership. As a result of his control of the Class B Common Stock, Mr. Cohen can, without the concurrence of the remaining stockholders of the Company, elect 75% of the directors of the Company and control the outcome of votes by the Company's stockholders on major corporate transactions, including mergers, sales of substantial assets and going-private transactions. Mr. Cohen could also, subject to certain limitations, unilaterally transfer such voting power to a third party by transferring such shares of Class B Common Stock or the stock of MS Jewelers. There also is no prohibition or limitation on Mr. Cohen's ownership of Class A Common Stock. If all of the outstanding shares of Class B Common Stock were converted into shares of Class A Common Stock, the Partnership would own approximately 14.7% of the Class A Common Stock (approximately 12.6% after the Offering). Mr. Cohen also owns 100% of Morgan Schiff & Co., Inc. ("Morgan Schiff"), which is one of the underwriters of the Offering. Morgan Schiff has acted, and continues to act, as financial advisor to the Company for which it has received and continues to receive significant fees of a minimum of $400,000 per year on a non-accountable basis in addition to the fees it will receive as an underwriter. See "Principal and Selling Stockholders" and "Underwriting."

LIMITED VOTING RIGHTS OF CLASS A COMMON STOCK

     Holders of the Class A Common Stock, voting as a class, have the right to elect that minimum number of directors constituting 25% of the Company's Board of Directors (rounding the number of directors to the next highest whole number if the application of such percentage does not result in a whole number), currently two of six. Other than the right to elect directors, unless all of the shares of Class B Common Stock are converted into Class A Common Stock and except as may be required by the laws of the State of Delaware, holders of Class A Common Stock have no voting rights. The Partnership owns 100% of the outstanding shares of the Company's Class B Common Stock. Consequently, the Partnership controls the outcome of substantially all matters submitted to a vote of the stockholders.

     The disproportionate voting rights between the Class A Common Stock and the Class B Common Stock could have an adverse effect on the market price of the Class A Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by holders of the Company's Class A Common Stock. Such disproportionate voting rights may also deprive holders of Class A Common Stock of an opportunity to sell their shares at a premium over then prevailing market prices for the Class A Common Stock. In addition, holders of Class B Common Stock may be able to transfer voting control to a third party at a premium without obtaining such premium for holders of Class A Common Stock.

GOVERNMENT REGULATION

     The extension of credit by the Company, as well as its sale of insurance products, is highly regulated by Federal and state authorities. A failure on the part of the Company to comply with such regulations would expose it to potentially substantial penalties. In addition, any restrictive change in such regulation, including the imposition of interest rate ceilings or restrictions on the sale of insurance products by the Company, could have a material adverse effect on the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     After completion of the Offering, the Company will have 12,297,550 shares of Class A Common Stock outstanding (12,627,550 shares if the Underwriters' over-allotment option is exercised in full). Of those shares, the 2,200,000 shares of Class A Common Stock offered hereby (2,530,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144").

     The Company, its directors and officers, the Selling Stockholder and certain other stockholders of the Company, including FJI, who beneficially own an aggregate of 2,848,837 shares of Class A Common Stock and the Partnership which beneficially owns an aggregate of 1,773,582 shares of Class B Common Stock have each agreed, subject to certain limited exceptions, that they will not, without the prior written consent of Montgomery Securities, offer, sell or otherwise dispose of any shares of Common Stock, or any right to acquire such shares, for a period of 90 days from the date of this Prospectus. See "Principal and Selling Stockholders" and "Underwriting."

     Approximately 2,400,000 of the currently outstanding shares of Class A Common Stock are tradeable subject to compliance with the volume and manner of sale limitations of Rule 144. The approximately 2,400,000 shares include 1,899,771 shares subject to the lock-up agreement described in the preceding paragraph. The holding period imposed upon these shares by Rule 144 began to run in October 1993. All of such shares of Class A Common Stock are held by former limited partners of the Partnership who received shares of Class A Common Stock in connection with their withdrawal from the Partnership.

                                USE OF PROCEEDS

     At an assumed public offering price of $25.50 per share, the net proceeds to the Company from the sale of the Class A Common Stock offered by the Company hereby will be approximately $47.4 million ($55.4 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and estimated offering expenses. The Company intends to use the net proceeds of the Offering to (i) prepay all outstanding amounts, including accrued interest, on its junior subordinated indebtedness (approximately $7.4 million in principal amount at March 31, 1996), (ii) prepay all outstanding amounts, including accrued interest, on its senior subordinated indebtedness (approximately $15.0 million in principal amount at March 31, 1996) as well as the Make Whole Amount (approximately $1.8 million net of taxes), (iii) repay all outstanding amounts, including accrued interest, on its lines of credit (approximately $11.9 million at May 10, 1996), and (iv) finance the Company's store expansion program. In addition, the Company may use a portion of the net proceeds of the Offering for general corporate purposes including working capital requirements of its business (principally inventory and accounts receivable) or to acquire new stores. Although the Company identifies potential acquisitions from time to time, there are presently no negotiations concerning such acquisitions.

     The Company's junior subordinated indebtedness, payable to FJI, is payable in full on November 24, 2000 and bears interest at 13.0%. The Company's senior subordinated indebtedness, payable to Teachers Insurance and Annuity Association of America ("Teachers"), is payable in full on May 1, 2000 and bears interest at 14.25%. The prepayment of the senior subordinated indebtedness will result in the payment of a Make Whole Amount of approximately $1.8 million net of taxes. This Make Whole Amount will be recorded by the Company in the fiscal quarter ending June 30, 1996, as an extraordinary item. The Company's lines of credit are from two separate lenders, are secured by accounts receivable and inventory and bear interest at varying rates which ranged from 7.85% to 8.55% during the six months ended March 31, 1996.

     Pending the uses described above, the Company intends to invest the net proceeds from the Offering in short-term, investment grade, interest-bearing securities.

                      PRICE RANGE OF CLASS A COMMON STOCK

     The Company's Class A Common Stock is traded on the Nasdaq National Market (trading symbol "FRDM"). The following table sets forth the quarterly high and low last sale prices per share as reported by the Nasdaq National Market since the Class A Common Stock began trading publicly on October 14, 1993. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-ups, mark-downs, or commissions, and may not necessarily represent actual transactions. The last sale price of the Class A Common Stock on May 9, 1996 was $25.50 per share.

                                                                      HIGH           LOW
                                                                     -------       -------
    FISCAL YEAR ENDED SEPTEMBER 30, 1994
      First Quarter (October 14, 1993 -- December 31, 1993)........  $ 13.75       $  9.25
      Second Quarter...............................................    14.00         10.88
      Third Quarter................................................    14.75         12.00
      Fourth Quarter...............................................    15.75         11.50
    FISCAL YEAR ENDING SEPTEMBER 30, 1995
      First Quarter................................................  $ 18.50       $ 14.88
      Second Quarter...............................................    19.50         16.25
      Third Quarter................................................    19.63         17.25
      Fourth Quarter...............................................    25.00         18.88
    FISCAL YEAR ENDING SEPTEMBER 30, 1996
      First Quarter................................................  $ 23.25       $ 18.88
      Second Quarter...............................................    20.00         16.25
      Third Quarter (through May 13, 1996).........................    27.00         19.00

     As of May 9, 1996, there were 86 record holders of the Class A Common Stock, and the Company estimates that there are approximately 2,600 beneficial owners of the Class A Common Stock.

                                DIVIDEND POLICY

     The policy of the Company's Board of Directors is to retain earnings to provide funds for the operation and expansion of the Company's business and, therefore, the Board of Directors has not paid any cash dividends in the past and does not anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors and will be based upon the earnings, capital requirements and the operating and financial condition of the Company, among other factors, at the time any such dividends are considered. In addition, the Company's ability to pay dividends is restricted by its long-term debt facilities, which prescribe certain income and asset tests that affect the amount of any dividend payments.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to reflect the sale of the 2,000,000 shares of Class A Common Stock offered hereby by the Company and the application of the net proceeds therefrom (at an assumed public offering price of $25.50 per share and after deducting underwriting discounts and estimated offering expenses):

                                                                        MARCH 31, 1996
                                                                  --------------------------
                                                                   ACTUAL        AS ADJUSTED
                                                                  --------       -----------
                                                                  (IN THOUSANDS)
    Short-term debt.............................................  $      0        $       0
                                                                  ========        =========
    Long-term debt:
      Revolving credit lines....................................  $  7,107        $       0
      Senior subordinated notes.................................    15,000                0
      Junior subordinated notes.................................     7,369                0
                                                                  --------       -----------
              Total long-term debt..............................    29,476                0
    Stockholders' equity:
      Preferred Stock, $.01 par value; 10,000,000 shares
         authorized; no shares issued...........................         0                0
      Class A Common Stock, $.01 par value; 25,000,000 shares
         authorized; 9,663,607 shares issued; 11,863,607 shares
         issued as adjusted(1)..................................        97              119
      Class B Common Stock, $.01 par value; 7,000,000 shares
         authorized; 2,402,905 shares issued; 2,202,905 shares
         issued as adjusted.....................................        24               22
      Additional paid-in capital................................    58,790          106,215
      Retained earnings(2)......................................    28,025           26,195
                                                                  --------       -----------
              Total stockholders' equity........................    86,936          132,551
                                                                  --------       -----------
                   Total capitalization.........................  $116,412        $ 132,551
                                                                  ========        =========

- ---------------
(1) The number of shares issued at March 31, 1996 and as adjusted excludes 2,402,905 shares and 2,202,905 shares, respectively, of Class A Common Stock issuable upon conversion of the Class B Common Stock and 672,680 shares issuable upon the exercise of stock options.
(2) The prepayment of the senior subordinated indebtedness will result in the payment of the Make Whole Amount of approximately $1.8 million net of taxes. The Make Whole Amount will be recorded by the Company in the fiscal quarter ending June 30, 1996 as an extraordinary item. See "Use of Proceeds."

                     SELECTED FINANCIAL AND OPERATING DATA
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     The following statement of operations and balance sheet data for fiscal years 1991 through 1995 were derived from the Consolidated Financial Statements of the Company audited by Ernst & Young LLP, independent auditors. The financial data for the six months ended March 31, 1995 and 1996 were derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. The Company's business is highly seasonal and, accordingly, operating results for the six month period ended March 31, 1996, are not indicative of results that may be expected for fiscal 1996. The following Selected Financial and Operating Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

                                                                                                          SIX MONTHS ENDED MARCH
                                                       FISCAL YEAR ENDED SEPTEMBER 30,                              31,
                                        --------------------------------------------------------------    -----------------------
                                          1991         1992        1993(1)       1994          1995         1995          1996
                                        ---------    ---------    ---------    ---------    ----------    ---------    ----------
                                                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net merchandise sales.................. $  36,584    $  37,817    $  47,396    $  75,534    $  122,350    $  67,557    $   98,543
Finance charges and other..............     2,040        2,284        5,747        9,765        15,249        7,235        11,362
                                        ---------    ---------    ---------    ---------    ----------    ---------    ----------
Total revenues.........................    38,624       40,101       53,143       85,299       137,599       74,792       109,905
Cost of goods sold, including
  occupancy, distribution and buying...    19,639       20,729       23,426       37,373        61,840       33,242        49,224
Selling, general and administrative
  expenses.............................    12,830       13,819       17,791       27,739        46,338       20,846        29,717
Depreciation and amortization..........     2,883        3,035        1,599        2,137         2,516        1,185         1,512
Provision for doubtful accounts........     1,124        1,523        2,484        4,611         9,311        4,697         8,505
Special charges(2).....................        --       12,477           --           --            --           --            --
Interest expense.......................     5,176        5,174        5,800        3,998         4,102        2,418         1,696
                                        ---------    ---------    ---------    ---------    ----------    ---------    ----------
Income (loss) before income taxes......    (3,028)     (16,656)       2,043        9,441        13,492       12,404        19,251
Income tax expense.....................        --           --           --        3,586         3,065        4,714         7,508
                                        ---------    ---------    ---------    ---------    ----------    ---------    ----------
Net income (loss)...................... $  (3,028)   $ (16,656)   $   2,043    $   5,855    $   10,427    $   7,690    $   11,743
                                         ========     ========     ========     ========     =========     ========     =========
Net income (loss) as reported..........              $ (16,656)   $   2,043
Pro forma income tax provision(3)......                     --          776
                                                     ---------    ---------
Pro forma net income (loss)(4).........              $ (16,656)   $   1,267
                                                      ========     ========
Earnings (loss) per share(4)...........              $   (2.97)   $    0.23    $    0.63    $     0.97    $    0.80    $     0.96
                                                      ========     ========     ========     =========     ========     =========
Weighted average common shares
  outstanding..........................                  5,607        5,607        9,292        10,722        9,614        12,273
OTHER OPERATING DATA:
Number of stores (end of periods)......        51           55           85          141           215          172           254
Percentage increase in number of stores
  (end of periods)(5)..................       6.3%         7.8%        54.5%        65.9%         52.5%        59.3%         47.7%
Percentage increase (decrease) in
  comparable store sales(6)............      (1.1)%       (1.9)%       10.0%         8.2%         13.3%        13.8%          5.9%

                                                                            SEPTEMBER 30,                          MARCH 31,
                                                          --------------------------------------------------   ------------------
                                                           1991       1992       1993      1994       1995      1995       1996
                                                          -------   --------   --------   -------   --------   -------   --------
                                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Accounts receivable, net................................  $ 9,631   $  9,574   $ 17,585   $29,052   $ 45,020   $41,384   $ 62,247
Inventories.............................................   13,508     11,094     17,308    27,207     45,175    40,001     57,893
Working capital.........................................   15,021      4,886      9,272    43,708     77,779    60,736     94,436
Total assets............................................   41,080     27,270     43,548    67,119    121,738    99,326    147,602
Long-term debt..........................................   38,416     32,369     37,083    34,624     22,369    50,112     29,476
Stockholders' equity (deficit)..........................   (5,618)   (22,274)   (20,231)   19,121     74,963    27,045     86,936

- ---------------
(1) In May 1990, certain assets currently held by the Company were purchased from FJI by the Partnership. The Company was incorporated in July 1993 and substantially all of the assets and liabilities of the Partnership were transferred to the Company in October 1993 in exchange for 5,606,700 shares of the Class B Common Stock of the Company.
(2) Special charges in fiscal 1992 of $12,477,000 reflect the write-off of certain intangible assets ($11,598,000) and the cost of terminating two employment contracts ($879,000) in the fourth quarter of fiscal 1992.
(3) Pro forma income taxes reflect the Company's provision for income taxes for fiscal 1993 as if it had been a corporation for the entire period, without consideration of net operating loss carryforwards which would not be available to the corporation for periods subsequent to June 30, 1993. For fiscal 1990, fiscal 1991 and fiscal 1992, the Company experienced losses which would have resulted in no provision for income taxes in these periods had it been a corporation. Prior to the Acquisition, the Predecessor was organized as a group of affiliated Subchapter S corporations and as such any tax liabilities were borne by the Predecessor's shareholders.
(4) Earnings (loss) per share for fiscal 1992 and fiscal 1993 is computed on a pro forma basis based on the weighted average number of shares of Common Stock outstanding assuming substantially all of the assets and liabilities of the Partnership had been exchanged for 5,606,700 shares of Class B Common Stock on October 1, 1991. Additionally, pro forma taxes of $776,000 are subtracted from net income (loss) for fiscal 1993 in order to calculate earnings per share for fiscal 1993.
(5) Percentages for March 31, 1995 and 1996 are based on the number of stores opened in the 12 month periods ended March 31, 1995 and 1996, respectively.
(6) A new store becomes a comparable store in the first full month following the anniversary of the opening of such store.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     In October 1993, the Company completed its initial public offering of Class A Common Stock. The Company used the net proceeds of its initial public offering, approximately $33.2 million, to repay approximately $24.0 million of outstanding indebtedness and to finance its expansion program. Since October 1993, the Company has concentrated its efforts principally on improving its value-oriented retailing formula, opening new stores, identifying future opportunities for new store growth and strengthening the Company's infrastructure to support rapid unit expansion. In April 1995, the Company completed a second public offering of Class A Common Stock. The Company used the net proceeds of such offering, approximately $44.8 million, to repay approximately $27.7 million of outstanding indebtedness and to finance its expansion program. The Company has increased its total store base from 88 stores at the time of its initial public offering in October 1993 to 265 stores as of May 14, 1996. At the same time, net merchandise sales increased 158.1% to $122.4 million in fiscal 1995, from $47.4 million in fiscal 1993.

     The Company plans to continue to expand significantly over the next several years. The Company operated 231 stores during the 1995 Christmas season, and anticipates opening approximately 60 to 80 stores in calendar 1996 to have 290 to 310 stores in operation during the 1996 Christmas season. Additionally, while the Company's expansion has focused primarily on southeastern states, the Company anticipates it will continue to expand into the midwest and southwest during calendar 1996. Accomplishing the Company's expansion goals will depend on a number of factors, including general economic conditions and the Company's ability to identify and secure suitable locations on acceptable terms, open new stores in a timely manner, hire and train additional store personnel and integrate new stores into its operations. Accordingly, there can be no assurance that the Company will be able to open and operate new stores on a timely and profitable basis.

     The Company expects to record an extraordinary charge of approximately $1.8 million net of taxes in its quarter ended June 30, 1996 relating to the payment of the Make Whole Amount with regard to the prepayment of its senior subordinated debt. See "Use of Proceeds." In addition, the Company will incur compensation expense related to its incentive compensation plan during this quarter. This incentive plan was instituted in October 1994 when the Class A Common Stock price was $16.38. The incentive compensation plan provides for the forgiveness of advances to certain executive officers at various rates at stock prices ranging from $22.50 to $32.50 in the first five years of the plan. The plan was structured such that if the Company were able to achieve nearly 100% appreciation in its stock price within a designated period the entire amount of all advances would be forgiven and related tax consequences would be paid by the Company. The first stock price target ($22.50 per share) was attained in July 1995 and the second stock price target ($25.00 per share) was attained in April 1996. The Company incurred a $900,000 charge in the quarter ended September 30, 1995 related to the attainment of the $22.50 price target and will incur an additional charge of $900,000 in the quarter ended June 30, 1996 related to the attainment of the $25.00 price target. If additional stock price targets are achieved, the Company will incur up to an additional $4.2 million of compensation expense as a result of the forgiveness of such advances.

RESULTS OF OPERATIONS

     The following table sets forth certain percentage relationships based on the Company's Statement of Operations for the periods indicated.

                                                                  FISCAL YEAR        SIX MONTHS
                                                                     ENDED             ENDED
                                                                 SEPTEMBER 30,       MARCH 31,
                                                                 --------------    --------------
                                                                 1994     1995     1995     1996
                                                                 -----    -----    -----    -----
Net merchandise sales.........................................    88.6%    88.9%    90.3%    89.7%
Finance charges and other.....................................    11.4     11.1      9.7     10.3
                                                                 -----    -----    -----    -----
Total revenues................................................   100.0    100.0    100.0    100.0
Cost of goods sold, including occupancy, distribution and
  buying(1)...................................................    49.5     50.5     49.2     50.0
Selling, general and administrative expenses(2)...............    32.5     33.7     27.9     27.0
Provision for doubtful accounts...............................     5.4      6.8      6.3      7.7
Depreciation and amortization.................................     2.5      1.8      1.6      1.4
Interest expense..............................................     4.7      3.0      3.2      1.5
                                                                 -----    -----    -----    -----
Income before income taxes....................................    11.1      9.8     16.6     17.5
Income tax expense............................................     4.2      2.2      6.3      6.8
                                                                 -----    -----    -----    -----
Net income....................................................     6.9%     7.6%    10.3%    10.7%
                                                                 =====    =====    =====    =====

- ---------------
(1) Cost of goods sold, including occupancy, distribution and buying is expressed as a percentage of net merchandise sales. All other percentages are expressed as a percentage of total revenues.
(2) Selling, general and administrative expenses for the year ended September 30, 1995 include a $3.2 million provision for legal costs and $900,000 of compensation expense related to the Company's incentive compensation program. Excluding the two charges, selling, general and administrative expenses as a percentage of total revenues would be 30.7%.

  Six Months Ended March 31, 1996 Compared to Six Months Ended March 31, 1995

     Total revenues, consisting of net merchandise sales and finance charges and other revenues, increased 46.9% to $109.9 million from $74.8 million for the six months ended March 31, 1995. Net merchandise sales increased approximately $31.0 million, or 45.9%, for the six month period, compared to the same period in the prior year. Of the $31.0 million increase in net merchandise sales, $27.1 million, or 87.5% of the increase, is attributable to new stores and $3.9 million, or 12.5% of the increase, results from a 5.9% increase in comparable store sales. Finance charges and other revenues increased 57.1% for the six month period ended March 31, 1996, compared to the same period in the prior year principally due to higher sales levels.

     Cost of goods sold, including occupancy, distribution and buying, for the six months ended March 31, 1996 was $49.2 million, or 50.0% of net merchandise sales compared with $33.2 million, or 49.2% of net merchandise sales for the same period in 1995. For the six months ended March 31, 1996, more aggressive merchandise pricing was the primary factor resulting in the increase over the same period in the prior year in cost of goods sold as a percent of net merchandise sales.

     Selling, general and administrative expenses increased 42.6% to $29.7 million, from $20.8 million for the six months ended March 31, 1995. Selling, general, and administrative expenses decreased to 27.0% of total revenues for the six months ended March 31, 1996 from 27.9% of total revenues in the comparable period in 1995. This decrease was attributable primarily to the Company's ability to leverage its operating expenses, principally payroll and advertising expense, across a larger volume of sales.

     The provision for doubtful accounts increased 81.1% to $8.5 million from $4.7 million during the same period in the prior year. The increase in the provision for doubtful accounts for the six months ended March 31, 1996 is attributable to (i) increased levels of sales and accounts receivable during the periods arising from increases in the number of stores in operation and in comparable store net merchandise sales, and (ii) an increase in the provision for doubtful accounts as a percent of credit sales.

     Depreciation and amortization expenses increased 27.6% to $1.5 million compared with $1.2 million during the same period in the prior year. These increases are the result of depreciation of increased capital expenditures related to new and existing stores.

     Interest expense for the six months ended March 31, 1996 decreased 29.9% to $1.7 million compared with $2.4 million for the six months ended March 31, 1995. The decrease for the six months ended March 31, 1996 versus the same period in the prior year is due principally to the repayment of bank debt with the proceeds from the May 1995 stock offering.

     As a result of the factors above, net income increased 52.7% to $11.7 million from $7.7 million for the same period in the prior year. Earnings per share for the six months ended March 31, 1996 increased to $0.96 per share from $0.80 per share for the same period in the prior year on weighted average common shares and share equivalents outstanding of 12,273,000 and 9,614,000 respectively.

  Fiscal Year 1995 Compared to Fiscal Year 1994

     Total revenues increased 61.3% to $137.6 million in the fiscal year ended September 30, 1995, from $85.3 million in the fiscal year ended September 30, 1994. Net merchandise sales in fiscal 1995 increased approximately $46.8 million, or 62.0%, compared to fiscal 1994. Of the $46.8 million increase in net merchandise sales, $37.1 million, or 79.2% of the increase resulted from additional sales contributions from 74 net new stores opened during fiscal 1995, and $9.7 million, or 20.8% of the increase, resulted from a 13.3% increase in comparable store sales in fiscal 1995. Finance charges and other revenue increased 56.2% to $15.2 million for fiscal 1995 from $9.8 million in fiscal 1994 due to increased credit sales and increased accounts receivable, which are the primary factors for determining finance charge revenues.

     Cost of goods sold, including occupancy, distribution and buying, increased 65.5% to $61.8 million, or 50.5% of net merchandise sales, for fiscal 1995 versus $37.4 million, or 49.5% of net merchandise sales, for fiscal 1994. The fiscal 1995 increase as a percentage of net merchandise sales reflects more aggressive merchandise pricing and a higher cost of traded and returned goods, partially offset by lower occupancy, distribution and buying costs.

     Selling, general, and administrative expenses increased 67.1% to $46.3 million for fiscal 1995 from $27.7 million for fiscal 1994. As a percentage of total revenues, these expenses increased to 33.7% during fiscal 1995 from 32.5% in fiscal 1994. The increase as a percentage of total revenues is attributed to a $3.2 million provision for anticipated legal costs related to the Company's trademark litigation and additional compensation expense of $900,000 related to the Company's long-term incentive program. Excluding these two charges, selling, general and administrative expenses as a percentage of total revenues would have decreased to 30.7% in fiscal 1995 from 32.5% in fiscal 1994, due primarily to advertising efficiencies resulting from an increase in the number of stores in existing advertising markets and other leveraging of overhead expense.

     The provision for doubtful accounts increased 101.9% to $9.3 million for fiscal 1995 from $4.6 million for fiscal 1994. The provision for doubtful accounts as a percentage of total revenues increased to 6.8% in fiscal 1995 from 5.4% in fiscal 1994. The increase in the provision for doubtful accounts is due to the growth in the accounts receivable balance to $50.0 million at September 30, 1995 from $32.3 million at September 30, 1994 and the corresponding increase in the allowance for doubtful accounts to $5.0 million at September 30, 1995 from $3.2 million at September 30, 1994. Additionally, the Company experienced increased charge-offs of uncollectible accounts as a percentage of accounts receivable during fiscal 1995 as compared to fiscal 1994.

     Depreciation and amortization expenses increased 17.7% to $2.5 million in fiscal 1995 compared to $2.1 million in fiscal 1994. The increase of $380,000 in depreciation and amortization expenses in fiscal 1995 resulted primarily from depreciation expenses related to increases in depreciable equipment and improvements due to more stores in operation.

     Interest expense increased to $4.1 million in fiscal 1995 from $4.0 million in fiscal 1994. As a percentage of total revenues, interest expense decreased to 3.0% in fiscal 1995 from 4.7% in fiscal 1994. This decrease resulted from the repayment of bank borrowings with proceeds from the Company's May 1995 equity offering and investment income from the net proceeds of the offering, combined with the increase in total revenues.

     Income tax expense decreased 14.5% to $3.1 million in fiscal 1995 from $3.6 million in fiscal 1994. The decrease in income tax expense is principally due to an income tax benefit realized through the reversal of a deferred tax asset valuation reserve account upon determination that the realizability of the deferred tax assets was more likely than not.

     Improvements in sales volume, finance charges and other revenues and the recording of an income tax benefit, offset by increased cost of goods sold and provision for doubtful accounts, combined to increase net income 78.1% to $10.4 million in fiscal 1995 compared to $5.9 million in fiscal 1994.

QUARTERLY RESULTS AND SEASONALITY

     The Company has in the past experienced a well-defined seasonality in its business with respect to both total revenues and profitability. Generally, the Company experiences substantially increased sales volume in the days preceding major holidays, including Christmas, Valentine's Day and Mother's Day. The Company experiences the strongest results of operations in the first quarter of its fiscal year, due to the impact of the Christmas shopping season. If for any reason the Company's sales were below those normally expected for the first quarter, the Company's annual results could be materially adversely affected. The seasonality of the Company's business puts a significant demand on working capital resources to provide for an inventory buildup for the Christmas season. Furthermore, the Christmas season typically leads to a seasonal buildup of customer receivables that are paid down during subsequent months. However, as the Company's expansion program continues, it can be expected that increased levels of accounts receivable related to such expansion may affect the historical seasonal decline in customer receivables.

     The Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of new store openings, sales contributed by new stores and increases or decreases in comparable store sales. The following table sets forth certain consolidated statement of income data for each of the Company's last ten fiscal quarters.

                                                                      FISCAL 1994
                                                      -------------------------------------------
                                                       FIRST      SECOND       THIRD      FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
Total revenues......................................  $30,678     $15,644     $20,385     $18,592
Cost of goods sold,
  including occupancy, distribution and buying......   13,295       6,644       8,944       8,490
Income before income taxes..........................    6,563         631       1,687         560
Net income..........................................    4,069         391       1,047         348
Earnings per share..................................  $  0.47     $  0.04     $  0.11     $  0.04

                                                                      FISCAL 1995
                                                      -------------------------------------------
                                                       FIRST      SECOND       THIRD      FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
Total revenues......................................  $51,265     $23,527     $32,582     $30,225
Cost of goods sold,
  including occupancy, distribution and buying......   22,887      10,355      14,713      13,885
Income (loss) before income taxes...................   11,144       1,260       3,064      (1,976)
Net income..........................................    6,909         781       1,900         837
Earnings per share..................................  $  0.72     $  0.08     $  0.17     $  0.07

                                                          FISCAL 1996
                                                      -------------------
                                                       FIRST      SECOND
                                                      QUARTER     QUARTER
                                                      -------     -------
Total revenues......................................  $76,180     $33,725
Cost of goods sold,
  including occupancy, distribution and buying......   34,322      14,902
Income before income taxes..........................   16,497       2,754
Net income..........................................   10,063       1,680
Earnings per share..................................  $  0.82     $  0.14

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 1995, net cash used in the Company's operating activities was $15.5 million compared to $21.9 million for the comparable period in 1994. Although the Company experienced a significant increase in earnings in both fiscal 1995 and fiscal 1994, the Company continued to use cash in its operations. Cash used in operations was the result of the growth in accounts receivable and inventories, both principally from the net addition of 74 stores in fiscal 1995 and 56 stores in fiscal 1994. Cash used in operations in fiscal 1995 was also affected by an increase in accounts payable in fiscal 1995 and a decrease in accounts payable in fiscal 1994. As the Company continues to expand rapidly, it will continue to experience significant increases in credit sales and related increases in customer accounts receivable as well as increases in inventories which will likely produce negative cash flows from operations. For the six months ended March 31, 1996, net cash used in operations was $9.8 million compared to $11.3 million for the comparable period in 1995. For the six months ended March 31, 1996 and 1995, the deficit in cash flow from operating activities was due to the growth in accounts receivable resulting from increased credit sales and higher inventory levels associated with the net additions of 39 and 31 stores, respectively.

     Investing activities used cash of $9.6 million and $4.6 million in fiscal 1995 and fiscal 1994, respectively. Capital spending was primarily for the net addition of 74 stores, 56 stores, 39 stores and 31 stores for fiscal 1995, fiscal 1994 and for the six months ended March 31, 1996 and 1995, respectively.

     Financing activities provided $33.2 million in fiscal 1995 and $26.4 million in fiscal 1994 resulting from net proceeds of $44.8 million and $33.2 million from the Company's public equity offerings in May 1995 and October 1993, respectively. The net proceeds from these two offerings were used, in part, to repay $32.3 million in bank debt in May 1995 and to pay down $10.0 million in subordinated debt and $9.2 million in bank debt in October 1993. The Company currently has two secured lines of credit with two banks subject to renewal in 1998. In the aggregate, the amounts available under these lines will be $55.0 million after the completion of this Offering.

     The lines of credit contain certain financial covenants such as interest coverage ratios, minimum net worth and cash flow requirements. At May 10, 1996, approximately $11.9 million was outstanding under these lines of credit. Management believes that the Company's lines of credit and the proceeds from this Offering will be sufficient to fund the Company's working capital requirements through fiscal 1997.

     The Company has outstanding $15.0 million of senior subordinated indebtedness and $7.4 million of junior subordinated indebtedness. The Company intends to prepay all of its senior and junior indebtedness with the proceeds from this Offering. The prepayment of the senior subordinated indebtedness will result in the payment of a Make Whole Amount of approximately $1.8 million net of taxes. This amount will be recorded by the Company in the fiscal quarter ending June 30, 1996, as an extraordinary item. See "Use of Proceeds."

     The Company anticipates that its store expansion program will require an additional net capital investment of approximately $8.6 million through the end of calendar 1996, principally to finance inventory, fixtures and leasehold improvements. This amount will be provided from the proceeds of the Offering supplemented by the Company's lines of credit.

INFLATION

     The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy and relative stability in the prices of diamonds, gemstones and gold. Substantially all of the leases for the Company's retail stores located in malls provide for contingent or volume-related rental increases. In prior years, the Company has been able to adjust its selling prices to substantially recover increased costs. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

                                    BUSINESS

INTRODUCTION

     Friedman's is a rapidly growing specialty retailer of fine jewelry currently operating 265 stores in 15 states located primarily in the southern United States. Management believes that the Friedman's business model and target customer differentiate the Company from its competitors, and that, based on historical experience the Company's stores have produced higher store level financial returns than those of traditional mall-based jewelry retailers. The Company positions itself as "The Value Leader(R)" by offering competitive prices, a broad merchandise selection, a high level of customer service and a disciplined credit program that appeal to its target customer of low to middle income consumers aged 18 to 45 years old. The Company's real estate expansion strategy focuses primarily on opening new stores in power strip centers in small cities and towns which management believes present the Company with substantial growth opportunities. Friedman's seeks to be the leading specialty retailer of fine jewelry in its target markets and believes it has developed a distinctive franchise based on, among other things, its value orientation, loyal customer base and strong name recognition, having served the southeast since 1925.

RETAIL JEWELRY INDUSTRY OPPORTUNITY

     The retail jewelry industry in the United States is large and highly fragmented. Total retail jewelry sales in the United States in 1994 were approximately $16.9 billion and have grown at a compounded annual rate of approximately 3.3% for the past five years, according to reports published by the United States Department of Commerce.

     Management believes that the retail jewelry industry presents considerable opportunity for a growth-oriented retailer such as Friedman's, particularly in power strip centers. The Company is the largest operator of jewelry stores in these power strip centers, and it plans to continue to concentrate its new store openings in these centers. While the Company's power strip stores generally face local competition from independent jewelers, Friedman's believes that it enjoys certain competitive advantages over these jewelers, such as a greater depth and breadth of product selection, generally lower prices, more extensive advertising and promotion, greater financial resources to support proprietary customer credit programs and a daily focus on targeting and serving its customer base.

OPERATING STRATEGY

     Friedman's believes it is uniquely positioned in the market serving the low to middle income consumer ages 18 to 45 years old. In order to serve this target market most effectively and profitably, Friedman's executes the following business strategies:

          - "THE VALUE LEADER(R)." The Company is committed to offering its customers value through a combination of competitive prices, a broad selection of quality merchandise targeted to its customer base, a high level of customer service and a convenient credit program for qualified purchasers. Through these programs Friedman's seeks to develop long-term customer relationships and believes this has resulted in a significant percentage of repeat customers.

          - SMALL TOWN/POWER STRIP STRATEGY. Friedman's real estate strategy focuses on opening new stores in power strip locations in small cities and towns. These centers are typically anchored by a major discounter such as Wal-Mart whose target customers management believes are similar to those of Friedman's. The Company believes this strategy provides it with certain competitive advantages including numerous expansion opportunities, comparatively low expenses, an attractive return on capital and more limited competition than is faced by many of the national jewelry retailers. Through the pursuit of this strategy, Friedman's has become the largest operator of jewelry stores in power strip centers.

          - LOW COST OPERATOR. In order to provide its customers with value while maximizing return on investment, the Company is focused on maintaining an efficient, low cost operating structure. Key elements of this focus include the Company's lean corporate overhead, comparatively low rent structures, strict store-level expense controls and a focus on performance-based compensation. The Company also expects to continue to leverage advertising and supervisory costs through the addition of new stores in existing markets.

          - STORE PARTNER PHILOSOPHY. Each of the Company's stores is operated under the direction of a Store Partner, a title that reflects the Company's philosophy that each store should be operated to the greatest extent possible as an independent business. Friedman's maintains strict operating disciplines to manage its business on a daily basis. Clear financial standards and guidelines relating to credit management, cost control and store performance are strictly enforced and monitored to maximize financial returns. These disciplines permeate the Friedman's culture and result in individual accountability for areas of responsibility, conservative management of credit risk, low expense ratios and consistent store profitability.

EXPANSION STRATEGY

     The Company plans to continue its rapid store expansion by opening new stores in both existing and new markets, focusing primarily on power strip centers with selective expansion into regional malls. The Company anticipates opening between 60 and 80 new stores during calendar 1996, the majority of which will be opened in existing markets. The Company typically expands from existing markets into contiguous new markets and attempts to concentrate its stores within a market in order to leverage advertising and supervisory costs. The Company has opened 34 stores since January 1, 1996, and has signed leases for 31 additional stores.

     Site Selection. Friedman's real estate strategy focuses primarily on opening new stores in power strip locations in small cities and towns. The Company believes this strategy provides it with certain competitive advantages including numerous expansion opportunities, comparatively low expenses, a high return on capital and more limited competition than is faced by many of the national jewelry retailers. As defined by the Company, power strip centers are shopping centers which are anchored by major discount retailers such as Wal-Mart Stores, Inc. or K-Mart Corporation and often include other mass merchandisers. The Company believes that these retailers appeal to many of the Company's target customers and, as a result, the Company's stores benefit from additional customer traffic. Management believes the Company's power strip locations and mall stores complement each other to serve Friedman's target customers in both small town and metropolitan environments. Management believes the significant number of potentially suitable power strip store locations will facilitate its planned rapid store expansion in the future.

     Attractive Power Strip Economics. The Company believes its store opening and operating disciplines have resulted in attractive store level returns on invested assets. The Company's power strip stores generate higher returns as compared to its mall stores due to the lower occupancy costs and lower initial capital investment and also limit the Company's financial exposure as a result of more flexible lease arrangements.

     The Company's typical capital investment to open a new power strip location is approximately $195,000, including $135,000 in inventory (net of payables) and $60,000 in leasehold improvements. The Company also incurs approximately $5,000 in preopening expenses (expensed as incurred). Compared to malls, power strip locations offer relatively low fixed occupancy costs and short term leases (generally three years), with two to three year lease renewal options. In addition, in the majority of power strip locations the Company is able to negotiate an exclusivity agreement that allows Friedman's to be the only specialty retailer of fine jewelry in the center.

     Power strip center stores which had been open for at least three Christmas seasons generated an average of $715,000 of net merchandise sales in calendar 1995.

     Ability to Quickly Roll Out Stores. The Company believes that an important element of its aggressive expansion plans is its ability to quickly open new stores. The Company has developed a standard power strip store design and a standard mall store design which can be adapted to a particular store's size and location. The Company also utilizes standard store opening disciplines which provide customers with a consistent shopping experience, reduce initial start-up costs and facilitate rapid store openings. The Company's power strip stores generally take one week to build out and open. In addition, Friedman's has a Store Partner development program designed to train store-level personnel for future store management. The majority of Friedman's Store Partners have been promoted from within the Company's store-level personnel.

     The Company has significant experience rolling out new stores, having opened more than 200 stores since October 1, 1992. The following table sets forth the Company's store openings and closings for its last three full fiscal years and from October 1, 1995 through May 14, 1996:

                                                        FISCAL YEAR ENDED
                                                          SEPTEMBER 30,          OCTOBER 1, 1995
                                                      ----------------------         THROUGH
                                                      1993     1994     1995      MAY 14, 1996
                                                      ----     ----     ----     ---------------
    Number of Stores:
      Beginning of Period.........................      55       85      141            215
      Opened......................................      33       56       77             51
      Closed......................................       3        0        3              1
                                                      ----     ----     ----          -----
      Total at Period End.........................      85      141      215            265
                                                      ====     ====     ====     ===========
    Percentage growth over prior period end.......    54.5%    65.9%    52.5%          23.3%

     It is the Company's policy, generally, to allow a new store two Christmas seasons to attain the profitability and sales goals set by the Company before considering closing a store.

STORE LOCATIONS

     As of May 14, 1996, the Company operated 265 stores in fifteen states. The following table provides information regarding the location and number of stores operated by the Company as of September 30, 1993, 1994 and 1995 and as of May 14, 1996.

                                                             SEPTEMBER 30,
                                                       -------------------------
                          STATE                        1993      1994      1995      MAY 14, 1996
    -------------------------------------------------  -----     -----     -----     ------------
    Georgia..........................................    32        43        53            57
    North Carolina...................................    18        33        40            47
    South Carolina...................................    21        28        29            31
    Mississippi......................................     0         7        19            21
    Florida..........................................     7        15        19            20
    Louisiana........................................     0         0        13            19
    Tennessee........................................     1         2        10            17
    Alabama..........................................     3         7        11            14
    Kentucky.........................................     2         3         5            11
    Virginia.........................................     1         3         7             8
    Arkansas.........................................     0         0         4             7
    Texas............................................     0         0         1             6
    Ohio.............................................     0         0         3             5
    Missouri.........................................     0         0         1             1
    Indiana..........................................     0         0         0             1
                                                       -----     -----     -----          ---
              Total..................................    85       141       215           265
                                                       ====      ====      ====      ==========

     At May 14, 1996, the Company operated 172 stores in power strip centers, 91 stores in regional malls and two stores in Power Centers. The Power Center stores are larger than the Company's standard store model, with 4,000 to 5,000 square feet of space, and are located in large metropolitan areas in shopping centers dominated by super stores like Circuit City and Home Depot.

CUSTOMER SERVICE

     Friedman's has been dedicated to providing quality customer service to its customer base, comprised primarily of low to middle income consumers in the 18 to 45 year-old age group, for approximately 70 years. Pursuant to Company guidelines, the Company features a flexible trade-in and 30-day return policy, convenient credit to qualified purchasers, guaranteed trade-ins on all diamond merchandise and numerous customer appreciation events throughout each year. Pursuant to Company guidelines, Store Partners are primarily responsible for cultivating and maintaining relationships with customers and are authorized to make discretionary decisions necessary to maximize customer satisfaction. Friedman's believes that in the highly competitive retail jewelry industry, customer satisfaction cannot be emphasized enough and further believes that its customer satisfaction program is crucially important in order to continue to create and maintain successful relationships with its customers.

CREDIT OPERATIONS

     The Company's credit programs are an integral part of its business strategy. Opening a credit account allows Friedman's sales personnel to build relationships with customers that the Company believes engender customer loyalty and facilitate repeat purchases. To support this strategy, the Company has developed a standardized system for extending credit and collecting accounts receivable according to its strict credit disciplines. Credit applications can be quickly processed at each store, which provides customers with access to convenient credit. The Company encourages its credit customers to make monthly payments in person at a store and the majority do so, generating additional store traffic and potential purchases. The Company also accepts major credit cards and accounts for credit card purchases as cash sales.

     Consistent with industry practice, Friedman's encourages the purchase of credit insurance products in connection with sales of merchandise on credit. The Company sells such products as an agent for a third-party insurance company.

     As of March 31, 1996, the Company had approximately 187,000 credit accounts with an average net principal balance per account of approximately $333.

     Credit Extension. As a customer service and control measure, credit applications, references and credit bureau reports are evaluated by store personnel using the Company's proprietary computer-based credit analysis system. The system allows the Store Partner to assess the risk level for each customer on a statistically objective basis and assists the Company in determining the appropriate credit limit as well as stipulations regarding the type of credit contract, suggested down payment and terms for which the customer is eligible. The Company seeks to limit the risk associated with its credit portfolio by limiting the average term of credit contracts. At March 31, 1996, the Company's credit portfolio had an average term of approximately eight months.

     Collections. Collection of accounts is, to a large extent, managed at the store level. Accounts are processed five times each month in the Company's central office, with the first three past due notices being sent from the central office. An installment contract is considered delinquent if the customer is seven days past due, at which time the customer receives the first of three notices from the central office. When an account is 14 days past due, the customer incurs a late charge, which is generally the lesser of 5% of the amount due or $5.00. If a payment is not received within 21 days after the due date, a more forceful reminder is sent to the customer, which is the third and last notice sent from the central office. If a payment has not been received within 30 days after the due date, a report known as the delinquency report is generated at the central office and distributed to the appropriate store, and the store than takes over all collection activity. This collection activity consists of phone calls and further notices being sent seven days apart with house calls as a last resort. When the Company deems it appropriate, legal action, such as pursuing remedies in small claims or other courts, may be approved by the supervisor.

     The Company's policy is to write-off in full any credit account receivable if no payments have been received for 120 days, and any other credit accounts receivable, regardless of payment history, if judged uncollectible (for example, in the event of fraud in the credit application or bankruptcy). Once the account has been written off, it is referred to an outside collection agency. The Company maintains an allowance for uncollectible accounts based in part on historical experience. In fiscal 1995 the allowance was maintained at 10.0%. The Company expects that any downturn in general economic conditions in the markets in which it operates would adversely affect its collection of outstanding credit accounts receivable.

     The following table presents certain information related to the Company's credit operations for the last five fiscal years:

                                                      FISCAL YEAR ENDED SEPTEMBER 30,
                                              ------------------------------------------------
                                               1991      1992      1993      1994       1995
                                              -------   -------   -------   -------   --------
                                                             (IN THOUSANDS)
    Total revenues..........................  $38,624   $40,101   $53,143   $85,299   $137,599
    Revenues attributable to credit
      sales(1)..............................   23,512    23,372    32,614    53,495     85,524
    Accounts receivable(2)..................   10,713    10,661    19,561    32,283     50,044
    Allowance for doubtful accounts as a
      percentage of accounts receivable.....     10.1%     10.2%     10.1%     10.0%      10.0%
    Net charge-offs as a percentage of
      credit sales revenue..................      4.1%      6.5%      4.9%      6.7%       8.8%

- ---------------
(1) Revenues attributable to credit sales constitute merchandise and diamond warranties sold pursuant to Company's proprietary credit program as well as earned finance charges and credit insurance.
(2) Accounts receivable are stated net of unearned finance charges and credit insurance.

     The Company's policy is to review net write-offs on a monthly basis and adjust the monthly provision for doubtful accounts so that the accounts are stated at estimated net realizable value.

STORE MANAGEMENT

     Each of the Company's stores is operated under the direction of a Store Partner, a title which reflects the Company's philosophy that each store should be operated to the greatest extent possible as an independent business unit. Store Partners are responsible for management of all store-level operations including sales, credit extension and collection and payroll and personnel matters. Store Partners are assisted by a staff which includes an assistant manager, and two to five sales associates. The Company's manager trainees complete a manager training and development program, and are one of the principal sources for future Store Partners. Sales associates are provided with written manuals containing Company policies and procedures and other training materials and are also trained on-site by supervisory personnel. Twelve "Senior Partners," each responsible for approximately 15 stores, and 16 "District Partners," each responsible for approximately two to six stores including their own, oversee the operations of the Company's stores and evaluate the performance of the Store Partners. Senior Partners report to six Regional Vice Presidents, each responsible for approximately 30 to 50 stores. Senior Partners and Regional Vice Presidents interact on a daily basis with the Company's senior management to review individual store performance. The Company believes that its decentralized store management structure enables senior management as well as Senior Partners and Regional Vice Presidents to maintain a focus on the Company's daily operating disciplines and the needs of the Company's target customers while allowing the Company to continue its rapid expansion.

     The Company believes that the quality of its sales personnel is a key to its success in the highly competitive jewelry industry. The Company seeks to motivate its store employees by linking a substantial percentage of their compensation to store performance, specifically sales and cash flow, as well as by offering opportunities for promotion within the Company. In addition, the Company has granted stock option awards under the Company's stock option plans to each of the Store Partners on an annual basis in order to relate the Store Partners' and the stockholders' long-term interest by creating a strong and direct link to compensation and stockholder return. Friedman's also offers an employee stock purchase plan. In fiscal 1995, 17.5% of the Company's employees participated in the stock purchase plan with a total of 41,873 shares of Class A Common Stock purchased under the plan since its inception in August 1994, for a total purchase price of approximately $627,000.

ADVERTISING AND PROMOTIONS

     Friedman's advertising seeks to position the Company as "The Value Leader" in the specialty retail fine jewelry business in the markets that it serves. Frequent special promotions such as diamond remount events and clearance sales are designed to boost traffic through the Company's stores and generate an urgency for customers to make purchases. Store grand openings are a key ingredient of the Company's overall advertising plan. The Company has formulated a unique "work the town" advertising effort around the grand opening and Store Partners personally invite key local residents and businesses to attend.

     The Company's credit program is also utilized as a promotional vehicle to engender customer loyalty and facilitate repeat business. The Company's principal advertising vehicles consist of direct mailings, promotions within stores, television and radio commercials, local and regional newspaper advertisements and advertising circulars. All of the Company's advertising inserts and circulars are created and designed by Friedman's own marketing department. The Company believes the efficiency of its advertising activities is enhanced as store density continues to increase in the Company's major advertising markets.

MERCHANDISING

     Each Friedman's store offers a wide variety of affordable jewelry products, including diamonds, gemstones, rings, gold jewelry and chains, watches and other fine jewelry. The Company principally sells diamonds and gemstones, and for fiscal 1994 and fiscal 1995, these products represented approximately 65.8% and 64.6% respectively, of the Company's net merchandise sales. Friedman's stores offer a broad range of diamonds up to one carat and occasionally place special orders for larger diamonds.

     The gold jewelry sold in the Company's stores are primarily 10 and 14 karat, and for fiscal 1994 and fiscal 1995, these products represented approximately 26.8% and 27.5% of the Company's net merchandise sales.

     Sales of wedding-related products accounted for approximately 30.0% of the Company's sales in fiscal 1995. Although the Company's wide range of products and prices is designed to appeal to a broad customer base, its wedding-related and other products particularly attract young adults. The purchase of a wedding set or other significant jewelry item is often a Friedman's customer's first major use of credit and establishes a relationship that the Company seeks to expand as the customer's financial capabilities grow.

     The Company believes there is significant opportunity in the merchandising area as the Company grows its store base. With the addition of a new vice president of merchandising, the Company is making more effective use of its new purchasing power, has developed a program to direct source selected products and is enhancing the styling of selected merchandise categories, such as the bridal category.

PURCHASING

     Friedman's central buying department selects and test-markets its merchandise, develops relationships with suppliers, and monitors the inventory levels and margins achieved by product lines. The Company's buyers establish, and periodically revise, a model inventory plan by product classification for each store.

     The Company does not manufacture its merchandise. The Company purchases complete diamond and other gemstone jewelry, watches and gold jewelry from vendors, in the United States and abroad. The Company also subcontracts with jewelry finishers to set the loose gems into rings and jewelry, using styles selected by Friedman's. The Company maintains a quality control program, with all items being inspected upon receipt at the Company's offices after setting. The Company believes that it is not reliant upon any one supplier or subcontractor, in that it could replace without material difficulty any single supplier or subcontractor with a competing firm.

     The jewelry industry generally is affected by fluctuations in the prices of gold and diamonds and, to a lesser extent, other precious and semi-precious metals and stones. The Company does not maintain long-term inventories or otherwise hedge against fluctuations in the cost of diamonds and gold. A significant increase in prices or decrease in the availability of gold or diamonds could have a material adverse effect on the Company's business. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Central Selling Organization (the "CSO"), a marketing arm of DeBeers Consolidated Mines Ltd. of South Africa. The CSO has traditionally controlled the marketing of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters from its London office in quantities and at prices determined in its sole discretion. The availability of diamonds to the CSO and the Company's suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, the Russian republics and Australia, and on the continuance of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources could be developed, any sustained interruption in the supply of diamonds from the producing countries could adversely affect the Company and the retail jewelry industry as a whole.

SYSTEMS AND CONTROLS

     The Company's management information system utilizes an IBM AS 400-based system. The Company continually evaluates its system's capacity and will make improvements necessary to support the Company's planned expansion. The management information system uses customized software which was specifically designed for the retail jewelry industry. Utilizing the system, the Company can monitor sales, gross margin and inventory performance by location, merchandise category and individual item.

     The Company uses the management information system to track each type of individual item of merchandise from receipt to ultimate sale. As a result, management can closely monitor inventory levels, shifting inventory among stores when necessary, and identify slow moving inventory which the Company then disposes of through discount sales.

     The system also enables management to monitor and control the Company's credit operations, generating management reports on a daily, monthly and annual basis for each store and for every transaction. Supervisors and senior management can therefore review and analyze credit activity by store, amount of sale, terms of sale or employees who approved the sale. The entire credit extension and collection process is automated and the system maintains all customer data to facilitate future credit transactions. Credit collections are simplified by the system which automatically prints reminder letters to customers with past due accounts.

     The system also facilitates repeat business by maintaining a detailed file of all credit transactions with each customer. This enables credit transactions with existing customers to be completed rapidly and allows sales personnel to process a greater number of credit transactions.

     Utilizing the management information system, senior management and regional supervisors can closely monitor each store's and each employee's productivity and performance. The system automatically provides a daily reconciliation of such store's transactions so that Store Partners can investigate discrepancies on a timely basis. Overall, the system provides information that enables the Company to monitor merchandise trends and variances in performance and improve the efficiency of its inventory and personnel management.

COMPETITION

     The retail jewelry industry is highly competitive. Management believes that the primary elements of competition in the industry are breadth and depth of merchandise offered, pricing, quality of sales, personnel, advertising, the ability to offer in-house credit, store location and reputation. The ability to compete effectively is also dependent on volume purchasing capability, regional market focus and credit control and information systems.

     The Company is the sole retail jewelry store in the majority of the power strip centers in which it operates. However, Friedman's power strip center stores face competition from small independent jewelers in the local area, many of which are family owned. The Company believes that its ability to offer greater breadth and depth of product selection, generally lower prices, more extensive advertising and promotion and proprietary customer credit programs provides Friedman's with a competitive advantage over these local jewelers.

     The Company's mall stores compete with major national jewelry chains, such as Zale Corporation, Gordon Jewelry Corporation, Sterling, Inc. and Helzberg's Diamond Shops, Inc., regional jewelry chains, independent jewelers and major department stores. Typically, one or more of these competitors are located in the same regional mall as the Company's mall stores. In addition, recently some of the Company's competitors have established non-mall based stores in major metropolitan areas which offer a large selection of jewelry products. The Company also competes with catalog showrooms, discount stores, direct suppliers and home-shopping television programs, as well as credit card companies and other providers of consumer credit. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. The Company also believes that it competes for consumers' discretionary spending dollars with retailers that offer merchandise other than fine jewelry. The foregoing competitive conditions may adversely affect the Company's revenues, profitability and ability to expand.

TRADENAME

     The Company has been doing business under the "Friedman's Jewelers" tradename for approximately 70 years. Another jewelry retailer which also conducts business in the Southeast under the tradename "Friedman's Jewelers." While there was in the past some familial connection between Friedman's and such retailer, the two jewelry retailers are no longer affiliated in any manner. The use of the "Friedman's Jewelers" tradename is the subject of a recent lawsuit filed against the Company by such retailer. The Company's position is that, as between the two parties, the Company has superior rights to the use of the Friedman's Jewelers mark and tradename. Management believes that the action is not reasonably likely to have a material adverse effect on the Company's financial condition or results of operations; however, there can be no assurance that the Company will be successful in its defense, or that this litigation will not have a material adverse effect on Friedman's financial condition or results of operations. See " -- Legal Proceedings" for a complete discussion.

     The Company also uses the "Regency Jewelers" tradename in 22 locations as of March 31, 1996. The Company first began use of this tradename in 1979 when the Company opened a second retail jewelry store in a mall, but decided it did not want to operate both stores under the same tradename and continued the use of the name where advantageous for advertising or marketing purposes. The Company presently has no plans to change any of the Regency Jewelers stores to Friedman's Jewelers stores.

PROPERTIES

     The Company leases all of its stores. The Company's typical mall lease is for a period of 7 to 10 years and includes a minimum base rent, a percentage rent based on store sales and a significant common area maintenance charge. The Company's power strip store leases typically have a 3-year lease term with several 3-year options to renew the lease and have lower occupancy costs than the mall store leases. Generally, under the terms of all of its leases, the Company is required to maintain and conform its usage of the premises to agreed standards, often including required advertising expenditures as a percentage of sales.

     FJI owns the buildings in which the Company's headquarters and one store are located in Savannah, Georgia. The Company paid rent of $89,725 to FJI in fiscal 1995 for use of the space it occupies in these buildings. The building in which the Company's headquarters are located in total contains approximately 19,000 square feet of office and administrative space. The lease on this building expires in May 1998, with one option to renew for an additional two-year term.

LEGAL PROCEEDINGS

     On October 19, 1994, A.A. Friedman's Co., Inc. ("AAFCO") filed suit against the Company, alleging, inter alia, that the Company's use in certain geographic areas of the service mark FRIEDMAN'S JEWELERS, a mark also used by AAFCO in connection with retail jewelry stores, constitutes service mark infringement, unfair competition, and false advertising. A.A. Friedman's Co., Inc. v. Friedman's Inc., Civil Action File No. CV-194-154, United States District Court for the Southern District of Georgia, Augusta Division. In its prayer for relief, AAFCO seeks to enjoin the Company from using the service mark in any geographic area where AAFCO has established prior common law rights in the mark, and in any areas of the country other than where the Company was using the mark in September 1992. Additionally, AAFCO seeks an accounting of profits from areas where AAFCO alleges that the Company has infringed upon AAFCO's rights in the mark.

     In February 1995, the Company filed an answer to AAFCO's complaint and a counterclaim against AAFCO in which the Company asserts that the Company is the prior user of the Friedman's Jewelers name and mark, that the Company is entitled to a federal registration of the Friedman's Jewelers service mark and that AAFCO's use of the mark constitutes service mark infringement, unfair competition and false advertising. The Company asks in its answer and counterclaim that AAFCO's complaint be dismissed in its entirety, that the Court order that the Company be granted a geographically unrestricted federal registration of the Friedman's Jewelers mark, and that AAFCO be enjoined from using the mark.

     On February 24, 1995, AAFCO filed a Motion for Preliminary Injunction in which it requested that the Court enjoin use by the Company of the Friedman's Jewelers name and mark at nine existing store locations and enjoin the Company from opening any new stores under the name and mark within twenty miles of any store previously operated by AAFCO under the name and mark. Following a hearing on the motion and a settlement conference, the Court entered an Order on March 10, 1995 in which, for a period of ninety days, it: (i) stayed all further legal proceedings in the matter; (ii) ordered both parties to refrain from communicating with any representative of the media concerning any matter relating to the case without the prior approval of the Court; (iii) held that as of the date of the Order both parties have the right to use the Friedman's Jewelers name; (iv) ordered the Company not to open or operate any store in Auburn, Alabama or Opelika, Alabama under the Friedman's name; (v) ordered that neither party may open a new store under the Friedman's Jewelers name within five miles of a store currently operated under the name by the opposing party;
(vi) ordered that neither party may open a new store under the Friedman's Jewelers name within ten miles of a store currently operated under the name by the opposing party without the prior approval of the Court; and (vii) directed the parties to meet with a mediator appointed by the Court and negotiate in good faith in an effort to resolve the dispute. Pursuant to the Court's Order, the parties mediated the dispute but were unable to reach a resolution. The Court then entered an Order on July 7, 1995, lifting the stay and leaving in place rulings (ii) through (vi) above. By an Order of March 15, 1996, the Court ordered the parties, until further notice, to place a sign in each store window which identifies the company owning and operating the store, and to place a notice identifying the company owning and operating the store in each printed advertisement and on each piece of printed material used in dealing with the public. The Company does not believe the Court's Orders will have a material effect on the Company's expansion plans during the pendency of the litigation. The parties have each filed motions for summary judgment which are pending before the Court. The parties are in the discovery phase of the litigation, and the discovery phase is currently scheduled to end June 30, 1996. The Company intends to vigorously pursue its counterclaims and defend against AAFCO's claim.

     On April 17, 1995, Barbara Frost et al., Class Action Plaintiffs, filed suit against the Company and certain other defendants, alleging violations of the Code of Alabama, and fraud and conspiracy arising from the sale of "extended service contracts" in connection with the credit purchase of consumer goods. Barbara Frost, et al. Plaintiffs, v. Sears, Roebuck & Company, Inc., Service Merchandise Company, Inc., Friedman's Inc., Alabama Power Company, Lowe's Home Centers, Inc., Rex Radio and Television, Inc. and Rhodes, Inc., Defendants, Civil Action File No. CV9502683, Circuit Court of Jefferson County, Alabama. In their prayer for relief, the Plaintiffs seek damages equal to all principal and finance charges under the credit agreements in question, a judgment voiding the credit agreements, appropriate injunctive relief, the reimbursement of all costs associated with the action, and unspecified punitive damages. The Company intends to vigorously defend this action. At this time, the Company has not filed an answer to the complaint and no discovery has commenced. It is management's belief that the action is not reasonably likely to have a material adverse effect on Friedman's business, financial condition or results of operations.

     The Company is involved in certain other legal actions arising in the ordinary course of business, but management believes that none of these actions, either individually or in the aggregate, will have a material adverse effect on Friedman's business, financial condition or results of operations.

                                   MANAGEMENT

     The executive officers and directors of the Company as of the date of this Prospectus are as follows:

                   NAME                      AGE                      TITLE
- -------------------------------------------  ----  -------------------------------------------
Sterling B. Brinkley(1)(2).................   43   Chairman of the Executive Committee of the
                                                     Board of Directors
Bradley J. Stinn(1)........................   36   Chairman of the Board of Directors and
                                                     Chief Executive Officer
Robert S. Morris...........................   41   President and Chief Operating Officer;
                                                     Director
John G. Call...............................   38   Senior Vice President -- Chief Financial
                                                     Officer, Treasurer and Secretary
John Smirnoff..............................   64   Senior Vice President
Donald J. Wright, Jr.......................   49   Vice President -- Merchandising
Robert W. Cruickshank(2)(3)................   50   Director
David B. Parshall(2).......................   48   Director
Mark C. Pickup(1)(2)(3)....................   46   Director

- ---------------
(1) Member of Executive Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

     Mr. Brinkley was elected Chairman of the Executive Committee of the Board of Directors of the Company in February 1996. Prior to that time, Mr. Brinkley served as the Chairman of the Board of Directors from August 1993 until January 1996. Mr. Brinkley also serves in the uncompensated position of Chairman of the Board of MS Jewelers, the general partner of MS Jewelers Limited Partnership. From May 1990 to September 1992, Mr. Brinkley served in the uncompensated position of President of MS Jewelers, and from January 1986 to June 1990, he served as a Managing Director of Morgan Schiff. Mr. Brinkley currently serves as a consultant to Morgan Schiff. Mr. Brinkley serves as a director of Crescent Jewelers, a retail jewelry chain, and as Chairman of the Board of EZCORP, Inc. ("EZCORP"), a pawnshop chain, both affiliates of the Company. Mr. Brinkley also serves as the chairman of other private companies which are affiliates of Morgan Schiff.

     Mr. Stinn was elected Chairman of the Board of Directors and Chief Executive Officer of the Company in February 1996. Prior to that time, he served as President, Chief Executive Officer and a director of the Company from August 1993 until January 1996. Mr. Stinn is also the Chairman of the Board of Directors and Chief Executive Officer of Crescent Jewelers, a position he has held since June 1995. Mr. Stinn served as President and Chief Executive Officer of MS Jewelers from September 1992 until August 1993. From May 1990 to September 1992, Mr. Stinn served as the Executive Vice President of MS Jewelers, an uncompensated position, and also as a member of the Executive Committee of the Board of Directors of MS Jewelers. Mr. Stinn served as Executive Vice President and Chief Financial Officer of Crescent Jewelers from September 1990 to August 1992, and as a Managing Director of Morgan Schiff from January 1986 to September 1990.

     Mr. Morris was elected President and Chief Operating Officer in February 1996. Prior to that time, he served as Executive Vice President -- Store Operations of the Company from October 1994 to January 1996, and has been a director of the Company since February 1995. Mr. Morris served as Vice President -- Store Operations of FJI and MS Jewelers since 1986. Mr. Morris joined FJI in July 1980.

     Mr. Call was elected Senior Vice President -- Chief Financial Officer, Treasurer and Secretary of the Company in October 1995. Prior to that time, he served as Vice-President -- Chief Financial Officer, Treasurer and Secretary from August 1993 to September 1995. For more than five years prior to joining the Company, Mr. Call held various positions with the accounting firm of Ernst & Young LLP leaving as a Senior Manager in the San Francisco, California office in June 1993.

     Mr. Smirnoff was elected Senior Vice President of the Company in October 1995. Prior to that time, he served as Senior Vice President -- Merchandising from October 1994 to September 1995. Mr. Smirnoff served as Vice
President -- Marketing from August 1993 to October 1994, a position he held with FJI and MS Jewelers since 1989. Mr. Smirnoff joined FJI in March 1961.

     Mr. Wright joined the Company in January 1996 as Vice
President -- Merchandising. Prior to joining the Company, Mr. Wright was Vice President of Merchandising at Reed's Jewelers for ten years. Mr. Wright has over 24 years experience in the jewelry industry.

     Mr. Cruickshank was elected a director of the Company in August 1993. Since 1981, Mr. Cruickshank has been President of Robert W. Cruickshank Co., a financial management company. Mr. Cruickshank is currently a director and chairman of the compensation committee of Calgon Carbon Corp. and a director of the New Canaan Bank & Trust, New Canaan, Connecticut, Data Documents Inc. of Omaha, Nebraska, a business forms manufacturer, and Crescent Jewelers, a retail jewelry chain that is an affiliate of the Company.

     Mr. Parshall was elected a director of the Company in December 1993. Since October 1992, Mr. Parshall has been Managing Director of Dolphin Management Inc., an investment management firm, and a Managing Director of The Dolphin Group, a provider of investment banking services. Mr. Parshall has also been a Managing Director of Private Equity Investors, Inc., a company which purchases portfolios of private equities, since April 1992. From 1988 to 1990, Mr. Parshall was a Managing Director of Shearson Lehman Brothers Inc., and from August 1990 to March 1992, Mr. Parshall served as a Managing Director of the Blackstone Group, L.P., both investment banks.

     Mr. Pickup was elected a director of the Company in August 1993. Mr. Pickup served as Vice Chairman of Crescent Jewelers from December 1994 until February 1995, and served as President and Chief Executive Officer of Crescent Jewelers from August 1993 to December 1994. From October 1992 until August 1993, Mr. Pickup served as the Senior Vice President and Chief Financial Officer for Crescent Jewelers. Mr. Pickup is also a director of EZCORP, an affiliate of the Company. For more than five years prior to October 1992, Mr. Pickup held various positions with Ernst & Young LLP, leaving as a partner in their San Francisco, California office in October 1992.

     The Company intends to add one or more additional independent members to its Board in the future.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     Based solely upon information furnished to the Company, the following table sets forth certain information with respect to the beneficial ownership of Class A Common Stock and Class B Common Stock as of May 10, 1996 and after giving effect to the Offering by (i) each person who is known by the Company to beneficially own more than five percent of either the Class A Common Stock or the Class B Common Stock, (ii) each director and executive officer of the Company, and (iii) all officers and directors as a group.

                                      BENEFICIAL OWNERSHIP PRIOR TO THE                       BENEFICIAL OWNERSHIP AFTER THE
                                                   OFFERING                  NUMBER OF                   OFFERING
                                    --------------------------------------   SHARES TO    --------------------------------------
         NAME AND ADDRESS             CLASS A       CLASS B                  BE SOLD IN     CLASS A       CLASS B
        OF BENEFICIAL OWNER         COMMON STOCK  COMMON STOCK  PERCENT(1)  THE OFFERING  COMMON STOCK  COMMON STOCK  PERCENT(1)
- ----------------------------------- ------------  ------------  ----------  ------------  ------------  ------------  ----------
MS Jewelers Limited                          --     1,773,582       14.7%           --             --     1,773,582       12.6%
  Partnership(2)...................
  MS Jewelers Corporation
  Phillip Ean Cohen
  280 Park Avenue
  East Building - 26th Fl.
  New York, New York 10017
FJI(3).............................   1,627,338            --       13.5%           --      1,627,338            --       11.6%
  Friedman's Jewelers, Inc.
  Friedman's Jewelers, Inc.,
  Anniston
  Friedman's Jewelers, Inc.,
  Greenville
  Friedman's Jewelers, Inc.,
  Marietta
  Friedman's Jewelers, Inc.,
  Oglethorpe
  Stanley Jewelers, Inc.
  4402 Whitewater Creek Road
  Atlanta, Georgia 30327
Gilder, Gagnon, Howe & Co.(4)......   1,080,655            --        9.0%           --      1,080,655            --        7.7%
  1775 Broadway
  New York, New York 10019
FMR Corp.(5).......................     829,100            --        6.9%           --        829,100            --        5.9%
  Edward C. Johnson III
  82 Devonshire Street
  Boston, Massachusetts 02109
Wasatch Advisors, Inc.(6)..........     790,925            --        6.6%           --        790,925            --        5.6%
  68 S. Main St.
  Suite 400
  Salt Lake City, Utah 84101
Teachers Insurance and Annuity.....     629,323            --        5.2%      200,000        429,323            --        3.1%
  Association of America(7)
  730 Third Avenue
  New York, New York 10017
Chancellor Capital Management,.....     538,800            --        4.5%           --        538,800            --        3.8%
  Inc.(8)
  Chancellor Trust Company
  153 East 53rd Street
  New York, New York 10022
LGT Asset Management, Inc.(9)......     474,000            --        3.9%           --        474,000            --        3.4%
  50 California
  27th Floor
  San Francisco, California 94111
Norwest Bank Minnesota,............     382,900            --        3.2%           --        382,900            --        2.7%
  National Association(10)
  Norwest Center
  Sixth and Marquette
  Minneapolis, Minnesota 55479

                                      BENEFICIAL OWNERSHIP PRIOR TO THE                       BENEFICIAL OWNERSHIP AFTER THE
                                                   OFFERING                  NUMBER OF                   OFFERING
                                    --------------------------------------   SHARES TO    --------------------------------------
         NAME AND ADDRESS             CLASS A       CLASS B                  BE SOLD IN     CLASS A       CLASS B
        OF BENEFICIAL OWNER         COMMON STOCK  COMMON STOCK  PERCENT(1)  THE OFFERING  COMMON STOCK  COMMON STOCK  PERCENT(1)
- ----------------------------------- ------------  ------------  ----------  ------------  ------------  ------------  ----------
Stinn(11)(12)......................     324,778       251,729         4.6%          --        324,778       251,729         4.0%
Sterling B. Brinkley(11)(13).......     121,000       272,707         3.2%          --        121,000       272,707         2.8%
Robert W. Cruickshank(14)..........       6,000            --          *            --          6,000            --          *
David B. Parshall(14)(15)..........       7,300            --          *            --          7,300            --          *
Mark C. Pickup(14).................       6,700            --          *            --          6,700            --          *
Robert S. Morris(11)(16)...........      24,302        25,173          *            --         24,302        25,173          *
John G. Call(11)(17)...............      11,659        16,782          *            --         11,659        16,782          *
John Smirnoff(18)..................      18,004            --          *            --         18,004            --          *
Donald J. Wright, Jr...............          --            --          *            --             --            --          *
  All executive officers and
   directors as a group (9
    persons)(19)...................     519,743       566,391        8.6%                     519,743       566,391        7.4%

- ---------------
   * Less than 1%.
 (1) Percentages are based upon total number of shares of Class A Common Stock and Class B Common Stock. Except as indicated in the footnotes set forth below, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The numbers of shares shown include shares that are not currently outstanding but which certain stockholders are entitled to acquire or will be entitled to acquire within 60 days from May 1, 1996, upon the exercise of stock options. Such shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by the particular stockholder and by the group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
 (2) MS Jewelers is the general partner of the Partnership and has the sole right to vote these shares of Class B Common Stock and to direct their disposition. Mr. Cohen is the sole stockholder of MS Jewelers.
 (3) These shares were received by FJI in March 1996 upon its withdrawal from the Partnership.
 (4) Based on a Schedule 13G filed with the Securities and Exchange Commission ("SEC") on February 15, 1995. Gilder, Gagnon, Howe & Co. disclaims beneficial ownership of these shares which are held in (i) customer accounts over which one or another of its partners or employees may have discretion to purchase or dispose of securities but over which Gilder, Gagnon, Howe & Co. does not have discretion (1,066,805 shares as of December 31, 1994); (ii) accounts owned by its partners and by its partners' families in accounts controlled by partners (10,200 shares as of December 31, 1994); or, (iii) the account of its firm profit sharing plan which is controlled by certain of its partners (3,600 shares as of December 31, 1994).
 (5) Based on a Schedule 13G filed with the SEC on February 15, 1996. Of the shares reported, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 593,800 shares and Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 235,300 shares. FMR Corp. and Mr. Johnson, who controls FMR Corp., have sole dispositive power over 829,100 shares and sole voting power over 193,600 shares.
 (6) Based on a Schedule 13G filed with the SEC on February 12, 1996.
 (7) Based on a Schedule 13G filed with the SEC on February 15, 1995.
 (8) Based on a Schedule 13G filed with the SEC on February 15, 1994.
 (9) Based on a Schedule 13G filed with the SEC on February 14, 1996.
(10) Based on a Schedule 13G filed with the SEC on February 7, 1996.
(11) Shares of Class B Common Stock owned by Messrs. Stinn, Brinkley, Morris, and Call are owned indirectly through their ownership of limited partnership interests in the Partnership or options to purchase limited partnership interests. Such individuals have no right to vote or to direct the disposition of these shares.
(12) Includes 900 shares of Class A Common Stock held by Mr. Stinn's daughter, 200 shares of Class A Common Stock held by Mr. Stinn's wife and options to purchase 300,000 shares of Class A Common Stock, of which options to purchase 180,000 shares of Class A Common Stock are immediately exercisable and the remainder of which are immediately exercisable in the event Mr. Stinn is terminated by the Company for any reason.
(13) Includes options to purchase 121,000 shares of Class A Common Stock, of which options to purchase 61,000 shares of Class A Common Stock are immediately exercisable and the remainder of which are immediately exercisable in the event Mr. Brinkley is terminated by the Company for any reason.
(14) Includes options to purchase 6,000 shares of Class A Common Stock granted under the Director Plan which are immediately exercisable.
(15) Includes 300 shares of Class A Common Stock held in trust for Mr. Parshall's children.
(16) Includes options to purchase 20,500 shares of Class A Common Stock which are immediately exercisable.
(17) Includes options to purchase 7,800 shares of Class A Common Stock which are immediately exercisable.
(18) Includes options to purchase 9,000 shares of Class A Common Stock which are immediately exercisable.
(19) Includes 566,391 shares of Class B Common Stock held by Messrs. Stinn, Brinkley, Morris and Call indirectly through ownership of limited partnership interests or options to purchase limited partnership interests in the Partnership, and options to purchase 476,300 shares of Class A Common Stock.

     Effective March 31, 1996, the Partnership issued a notice to the limited partners of the Partnership granting such limited partners the option to withdraw from the Partnership by exchanging their units of interest in the Partnership for shares of Class A Common Stock. The shares of Class A Common Stock which were distributed to these limited partners (the "Withdrawing Limited Partners") constituted shares of Class B Common Stock held by the Partnership which were converted into Class A Common Stock by the Partnership to effect the distribution. An aggregate of 2,574,472 shares of Class A Common Stock were distributed to the Withdrawing Limited Partners. Said shares of Class A Common Stock are tradeable subject to compliance with the volume and manner of sale limitations of Rule 144. An aggregate of 1,899,771 of said shares are subject to a lock-up agreement. See "Underwriting."

     In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     For purposes of determining how long a Withdrawing Limited Partner has held the Restricted Shares received upon withdrawal from the Partnership, the Withdrawing Limited Partner is allowed to "tack" the holding period of the Partnership with regard to the Class B Common Stock (which commenced on October 21, 1993) to the Withdrawing Limited Partner's holding period of the Restricted Shares. Since the two year holding period is therefore satisfied, the Withdrawing Limited Partner may sell Restricted Shares subject to the volume and other limitations described above. For purpose of the sales volume limitation, however, each Withdrawing Limited Partner, the Partnership and MS Jewelers will be required to aggregate their sales of shares of Class A Common Stock until a three year holding period is satisfied (through October 21, 1996). On and after October 21, 1996, the restrictions of Rule 144 with respect to such shares of Class A Common Stock will lapse, and all of the shares of Class A Common Stock held by the Withdrawing Limited Partners will be freely tradeable.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities, Goldman, Sachs & Co., Morgan Keegan & Company, Inc. and Morgan Schiff & Co., Inc., have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Class A Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                                 NUMBER
                               NAME OF UNDERWRITER                              OF SHARES
    --------------------------------------------------------------------------  ---------
    Montgomery Securities.....................................................
    Goldman, Sachs & Co.......................................................
    Morgan Keegan & Company, Inc..............................................
    Morgan Schiff & Co., Inc..................................................

                                                                                ---------
              Total...........................................................  2,200,000
                                                                                 ========

     The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the shares of Class A Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than
$       per share; and the Underwriters may allow, and such dealers may reallow,
a concession of not more than $       per share to certain other dealers. After
the offering, the public offering price and other selling terms may be changed by the Representatives. The Class A Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 330,000 additional shares of Class A Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, its directors and officers, the Selling Stockholder and certain other existing stockholders of the Company including FJI, who beneficially own an aggregate of 2,848,837 shares of Class A Common Stock and the Partnership which beneficially owns an aggregate of 1,773,582 shares of Class B Common Stock, have agreed, subject to certain limited exceptions, that they will not, without the prior written consent of Montgomery Securities, offer, sell or otherwise dispose of any shares of Class A Common Stock or Class B Common Stock, or any right to acquire such shares, for a period of 90 days from the date of this Prospectus.

     Certain of the Underwriters make a market in the Company's Class A Common Stock. During the two days immediately prior to the offering and sale of the Class A Common Stock, regulations under the Exchange Act impose restrictions on the market making activities of such Underwriters, including price and volume limitations. Such Underwriters may engage in permitted passive of market making activities during the two business days immediately prior to the offering and sale of the Class A Common Stock. One of the Underwriters, Morgan Schiff, may be deemed an affiliate of the Company for the purposes of Schedule E to the By-Laws of the NASD ("Schedule E") because, among other things, the Partnership owns 100% of the outstanding Class B Common Stock of the Company. Mr. Cohen is the sole stockholder of Morgan Schiff and of MS Jewelers, the sole general partner of the Partnership. As a result, the Offering is being conducted in accordance with the applicable provisions of Schedule E.

     The Underwriters have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     Morgan Schiff is acting as financial advisor to the Company for which it receives fees in addition to the fees it will receive as an Underwriter. In December 1994, the Company entered into a Financial Advisory Services Agreement with Morgan Schiff under which Morgan Schiff agreed to provide the Company with certain financial advisory services with respect to capital structure, business strategy and operations, budgeting and financial controls, and mergers, acquisitions and other similar transactions (the "Financial Advisory Services Agreement"). The Financial Advisory Services Agreement has a term of one year with an automatic renewal unless either party terminates by written notice 30 days prior to the end of the term. Pursuant to the Financial Advisory Services Agreement, the Company agreed to pay Morgan Schiff a fee of $400,000 per year on a non-accountable basis, plus expenses. The Company also agreed to indemnify Morgan Schiff against any losses associated with the Financial Advisory Services Agreement.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Class A Common Stock offered hereby will be passed upon for the Company by Alston & Bird, Atlanta, Georgia, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The financial statements and schedules of the Company as of and for the fiscal years ended September 30, 1993, 1994 and 1995 incorporated by reference into this Prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon. The financial statements and schedules audited by Ernst & Young LLP have been incorporated by reference herein in reliance on their reports given on their authority as experts in accounting and auditing.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents have been filed by the Company with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are incorporated herein by reference:

          1. Annual Report on Form 10-K for the fiscal year ended September 30, 1995.

          2. Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1995 and March 31, 1996.

          3. Registration Statement on Form 8-A dated September 9, 1993.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Mr. John G. Call, Friedman's Inc., 4 West State Street, Savannah, Georgia 31401, or by telephone, (912) 231-6606.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

     This Prospectus does not contain all the information set forth in the Registration Statement, of which this Prospectus is a part, and exhibits relating thereto, which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Statements contained or incorporated by reference herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                                 [PHOTOGRAPHS]

- ---------------

     Top Left: Picture of Power Strip Center

     Top Right: Picture of "Welcome to Vidalia" sign

     Right center: Picture of "Welcome to Ahoskie" sign

     Right bottom: Picture of "Welcome to Statesboro" sign

     Bottom center: Picture of salesperson and customer

     Bottom left: Picture of mall store

     These pictures appear in the paper format version of the document and not in this electronic filing.

- ------------------------------------------------------
- ------------------------------------------------------

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances,create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   10
Price Range of Class A Common Stock...   11
Dividend Policy.......................   11
Capitalization........................   12
Selected Financial and Operating
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   21
Management............................   30
Principal and Selling Stockholders....   32
Underwriting..........................   35
Legal Matters.........................   36
Experts...............................   36
Documents Incorporated by Reference...   36
Available Information.................   37

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,200,000 SHARES

                                [FRIEDMAN'S LOGO]

                              CLASS A COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------
                             MONTGOMERY SECURITIES

                              GOLDMAN, SACHS & CO.

                         MORGAN KEEGAN & COMPANY, INC.

                           MORGAN SCHIFF & CO., INC.
                                  May   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the Common Stock, other than underwriting discounts, are set forth in the following table. All amounts except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated.

    Securities and Exchange Commission registration fee.......................  $ 22,247
    NASD filing fee...........................................................     7,015
    Printing and engraving expenses...........................................   150,000
    Accountants' fees and expenses............................................   100,000
    Legal fees and expenses...................................................   200,000
    Blue Sky fees and expenses................................................    10,000
    Transfer agent and registrar fees.........................................     5,000
    Directors and officers insurance..........................................   150,000
    Miscellaneous.............................................................   105,738
                                                                                --------
              Total...........................................................  $750,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify present and former directors, officers, employees or agents of the corporation. Article Ninth of the Certificate of Incorporation, as amended, of the Registrant provides:

                NINTH: Limitation of Liability; Indemnification

     A. Limitation of Directors' Liability

          To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of the Company shall be liable to the Company or its stockholders for monetary damages for beach of fiduciary duty as a director. No amendment to or repeal of this Section A of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     B. Indemnification

          (1) Right to Indemnification. The Company shall to the fullest extent permitted by applicable law as then in effect indemnify any person (the "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Company to procure a judgment in its favor) (a "Proceeding") by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such Proceeding. Such indemnification shall be a contract right and shall include the right to receive payment in advance of any expenses incurred by the Indemnitee in connection with such Proceeding, consistent with the provisions of applicable law as then in effect.

          (2) Insurance, Contracts and Funding. The Company may purchase and maintain insurance to protect itself and any Indemnitee against any expenses, judgments, fines and amounts paid in settlement as specified in Section B-1 of this Article or incurred by any Indemnitee in connection with any Proceeding referred to in Section B-1 of this Article, to the fullest extent permitted by applicable law as then in effect. The Company may enter into contracts with any director or officer of the Company in furtherance of the provisions of this Article and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article.

          (3) Indemnification Not Exclusive Right. The right of indemnification provided in this Article shall not be exclusive of any other rights to which those seeking indemnification may otherwise be entitled, and the provisions of this Article shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnity under this Article and shall be applicable to proceedings commenced or continuing after the adoption of this Article, whether arising from acts or omissions occurring before or after such adoption.

          (4) Advancement of Expenses; Procedures; Presumptions and Effects of Certain Proceedings; Remedies. In furtherance but not in limitation of the foregoing provisions, the following procedures, presumptions and remedies shall apply with respect to the advancement of expenses and the right to indemnification under this Article:

             (a) Advancement of Expenses. All reasonable expenses incurred by or on behalf of an Indemnitee in connection with any proceeding shall be advanced to the Indemnitee by the Company within 20 days after the receipt by the Company of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee and, if required by law at the time of such advance, shall include or be accompanied by an undertaking by or on behalf of the Indemnitee to repay the amounts advanced if it should ultimately be determined that the Indemnitee is not entitled to be indemnified against such expenses pursuant to this Article.

             (b) Procedure for Determination of Entitlement to
        Indemnification. (i) To obtain indemnification under this Article, an Indemnitee shall submit to the Secretary of the Company a written request, including such documentation as is reasonably available to the Indemnitee and reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification (the "Supporting Documentation"). The determination of the Indemnitee's entitlement to indemnification shall be made no later than 60 days after receipt by the Company of the written request for indemnification together with the Supporting Documentation. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board of Directors in writing that the Indemnitee has requested indemnification.

             (ii) The Indemnitee's entitlement to indemnification under this Article shall be determined in one of the following ways: (A) by a majority vote of the Disinterested Directors (as hereinafter defined), if they constitute a quorum of the Board of Directors; (B) by a written opinion of Independent Counsel (as hereinafter defined) if a quorum of the board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, a majority of such Disinterested Directors so directs; (C) by the stockholders of the Company entitled to vote; or (D) as provided in Section B-4(c) of this Article.

             (iii) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section B-4(b)(ii) of this Article, a majority of the Disinterested Directors shall select the Independent Counsel, but only an Independent Counsel to which the Indemnitee does not reasonably object.

             (c) Presumptions and Effect of Certain Proceedings. Except as otherwise expressly provided in this Article, the Indemnitee shall be presumed to be entitled to indemnification under this Article upon submission of a request for indemnification together with the Supporting Documentation in accordance with Section B-4(b)(i), and thereafter the Company shall have the burden of proof to overcome that presumption in reaching a contrary determination. In any event, if the person or persons empowered under Section B-4(b) of this Article to determine within 60 days after the receipt by the Company of the request therefor together with the Supporting Documentation, the Indemnitee shall be entitled to indemnification unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. The termination of any Proceeding described in Section B-1, or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the right of the Indemnitee to indemnification or create a presumption that the Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal proceeding, that the Indemnitee had reasonable cause to believe that his conduct was unlawful.

             (d) Remedies of Indemnitee. (i) In the event that a determination is made pursuant to Section B-4(b) of this Article that the Indemnitee is not entitled to indemnification under this Article, (A) the Indemnitee shall be entitled to seek an adjudication of his entitlement to such indemnification either, at the Indemnitee's sole option, in (x) an appropriate court of the State of Delaware or any other court of competent jurisdiction or (y) an arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association; (B) any such judicial proceeding or arbitration shall be de novo and the Indemnitee shall not be prejudiced by reason of such adverse determination; and (C) in any such judicial proceeding or arbitration the Company shall have the burden of proving that the Indemnitee is not entitled to indemnification under this Article.

             (ii) If a determination shall have been made or deemed to have been made, pursuant to Section B-4(b) or (c), that the Indemnitee is entitled to indemnification, the Company shall be obligated to pay the amounts constituting such indemnification within five days after such determination has been made or deemed to have been made and shall be conclusively bound by such determination unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. In the event that (C) advancement of expenses is not timely made pursuant to Section B-4(a) or (D) payment of indemnification is not made within five days after a determination if entitlement to indemnification has been made or deemed to have been made pursuant to Section B-4(b) or (c), the Indemnitee shall be entitled to seek judicial enforcement of the Company's obligation to pay to the Indemnitee such advancement of expenses or indemnification. Notwithstanding the foregoing, the Company may bring an action, in an appropriate court of the State of Delaware or any other court of competent jurisdiction, contesting the right of the Indemnitee to receive indemnification hereunder due to the occurrence of an event described in subclause (A) or (B) of this clause (ii) (a "Disqualifying Event"); provided, however, that in any such action the Company shall have the burden or proving the occurrence of such Disqualifying Event.

             (iii) The Company shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section B-4(d) that the procedures and presumptions of this Article are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Article.

             (iv) In the event that the Indemnitee, pursuant to this Section B-4(d), seeks a judicial adjudication of or an award in arbitration to enforce his rights under, or to recover damages for breach of, this Article, the Indemnitee shall be entitled to recover from the Company, and shall be indemnified by the Company against, any expenses actually and reasonably incurred by him if the Indemnitee prevails in such judicial adjudication. If it shall be determined in such judicial adjudication or arbitration that the Indemnitee is entitled to receive part but not all of the indemnification or advancement of expenses sought, the expenses incurred by the Indemnitee in connection with such judicial adjudication or arbitration shall be prorated accordingly.

             (e) Definitions.  For purposes of this Section B-4:

                (i) "Disinterested Director" means a director of the Company who is not or was not a party to the Proceeding in respect of which indemnification is sought by the Indemnitee.

                (ii) "Independent Counsel" means a law firm or a member of a law firm that neither presently is, nor in the past five years has been, retained to represent (A) the Company or the Indemnitee in any matter material to either such party or (B) any other party to the Proceeding giving rise to a claim for indemnification under this Article. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing under the law of the State of Delaware, would have a conflict of interest in representing either the Company or the Indemnitee in an action to determine the Indemnitee's rights under this Article.

          (5) Severability. If any provisions of this Article shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article (including, without limitation, all portions of any paragraph of this Article containing any such provision held to be invalid, illegal or unenforceable that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article (including, without limitation, all portions of any paragraph of this Article containing any such provision held to be invalid, illegal or unenforceable that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     The Registrant has purchased directors' and officers; liability insurance covering many of the possible actions and omissions of persons acting or failing to act in such capacities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                 EXHIBIT DESCRIPTION
- ------       ------------------------------------------------------------------------
  1     --   Form of Underwriting Agreement.
  3.1   --   Registrant's Certificate of Incorporation, as amended (incorporated by reference from Exhibit 4(a) to the Registrant's Registration Statement on Form S-8 (File No. 33-78820) dated May 11, 1994).
  3.2   --   Bylaws of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-67662),
             and amendments thereto, originally filed on August 19, 1993).
  3.3   --   Certificate of Amendment to the Registrant's Certificate of
             Incorporation dated March 1, 1995 (incorporated by reference from
             Exhibit 3.3 to the Registrant's Registration Statement on Form S-3 (File
             No. 33-90386) dated March 17, 1995).
  4.1   --   See Exhibits 3.1, 3.2 and 3.3 for provisions of the Certificate of
             Incorporation and Bylaws of the Registrant defining rights of holders of
             Class A and Class B Common Stock of the Registrant.
  4.2   --   Form of Class A Common Stock certificate of the Registrant (incorporated by reference from Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-67662), and amendments thereto, originally filed on August 19, 1993).
  5     --   Opinion of Alston & Bird.
 23.1   --   Consent of Alston & Bird (included in Exhibit 5 above).
 23.2   --   Consent of Ernst & Young LLP.
 24     --   Power of Attorney (included on signature page of this Registration
             Statement).

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Savannah, and State of Georgia, on May 14, 1996.

                                          FRIEDMAN'S INC.

                                          By: /s/  BRADLEY J. STINN
                                             ----------------------------------
                                             Bradley J. Stinn
                                             Chairman of the Board of Directors
                                             and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bradley J. Stinn and Robert S. Morris his attorneys-in-fact, with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with the exhibits thereto, and other documents in connection therewith, including a Registration Statement filed under Rule 462(b) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 14, 1996.

                  SIGNATURE                                          TITLE
- ---------------------------------------------     --------------------------------------------
              /s/  BRADLEY J. STINN               Chairman of the Board of Directors
           ---------------------------              and Chief Executive Officer
                 Bradley J. Stinn                   (Principal Executive Officer)

                /s/  JOHN G. CALL                 Senior Vice President and
           ---------------------------              Chief Financial Officer
                  John G. Call                      (Principal Financial and Accounting
                                                    Officer)

            /s/  STERLING B. BRINKLEY             Director
           ---------------------------
               Sterling B. Brinkley

           /s/  ROBERT W. CRUICKSHANK             Director
           ---------------------------
              Robert W. Cruickshank

              /s/  ROBERT S. MORRIS               President and Chief Operating Officer and
           ---------------------------
                 Robert S. Morris                 Director

              /s/  DAVID B. PARSHALL              Director
           ---------------------------
                David B. Parshall

               /s/  MARK C. PICKUP                Director
           ---------------------------
                 Mark C. Pickup

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                 EXHIBIT DESCRIPTION
- ------       ------------------------------------------------------------------------
  1     --   Form of Underwriting Agreement.
  3.1   --   Registrant's Certificate of Incorporation, as amended (incorporated by reference from Exhibit 4(a) to the Registrant's Registration Statement on Form S-8 (File No. 33-78820) dated May 11, 1994).
  3.2   --   Bylaws of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-67662),
             and amendments thereto, originally filed on August 19, 1993).
  3.3   --   Certificate of Amendment to the Registrant's Certificate of
             Incorporation dated March 1, 1995 (incorporated by reference from
             Exhibit 3.3 to the Registrant's Registration Statement on Form S-3 (File
             No. 33-90386) dated March 17, 1995).
  4.1   --   See Exhibits 3.1 and 3.2 for provisions of the Certificate of
             Incorporation and Bylaws of the Registrant defining rights of holders of
             Class A and Class B Common Stock of the Registrant.
  4.2   --   Form of Class A Common Stock certificate of the Registrant (incorporated by reference from Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-67662), and amendments thereto, originally filed on August 19, 1993).
  5     --   Opinion of Alston & Bird.
 23.1   --   Consent of Alston & Bird (included in Exhibit 5 above).
 23.2   --   Consent of Ernst & Young LLP.
 24     --   Power of Attorney (included on signature page of this Registration
             Statement).